SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of	August	2016
Commission File Number	001-36458

Neovasc Inc.
(Translation of registrant’s name into English)
Suite 5138 – 13562 Maycrest Way Richmond, British Columbia, Canada V6V 2J7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	Management's Discussion and Analysis for the three and six months ended June 30, 2016 and 2015.
2	Condensed Interim Consolidated Financial Statements (Unaudited) for the three and six months ended June 30, 2016 and 2015.
3	Canadian Form 52 – 109F2 – Certification of Filings – CEO.
4	Canadian Form 52 – 109F2 – Certification of Filings – CFO.

This Report on Form 6-K is incorporated by reference into the Registration Statement on Form F-10 of the Registrant, which was originally filed with the Securities and Exchange Commission on April 17, 2014 (File No. 333-195360), and the Registration Statement on Form S-8 of the Registrant, which was originally filed with the Securities and Exchange Commission on June 24, 2014 (File No. 333-196986).

Document 1

Neovasc Inc.

CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS (UNAUDITED)

FOR THE THREE AND SIX MONTHS ENDED

JUNE 30, 2016 AND 2015

(Expressed in U.S. dollars)

CONTENTS

Notes to the Condensed Interim Consolidated Financial Statements..................................................................................... 5 - 16

NEOVASC INC.

Condensed Interim Consolidated Statements of Financial Position

(Expressed in U.S. dollars) (Unaudited)

		June 30,	December 31,
	Notes	2016	2015

ASSETS
Current assets
Cash and cash equivalents	6	$36,277,793	$55,026,171
Accounts receivable	7	2,017,973	1,736,941
Inventory	8	1,579,357	598,136
Prepaid expenses and other assets		425,997	146,590
Total current assets		40,301,120	57,507,838

Non-current assets
Property, plant and equipment	9	4,151,563	3,720,556
Total non-current assets		4,151,563	3,720,556

Total assets		$44,452,683	$61,228,394

LIABILITIES AND EQUITY
Liabilities
Current liabilities
Accounts payable and accrued liabilities	10	$5,807,035	$3,232,971
Contingent liability for damages	18	70,000,000	—
Total current liabilities and total liabilities		75,807,035	3,232,971

Equity
Share capital	11	161,658,013	161,505,037
Contributed surplus	11	21,722,315	20,569,110
Accumulated other comprehensive loss		(4,872,369)	(8,790,011)
Deficit		(209,862,311)	(115,288,713)
Total equity		(31,354,352)	57,995,423

Total liabilities and equity		$44,452,683	$61,228,394

Going Concern and Uncertainty (see Note 1)

Commitments and Contingencies (see Note 18)

Subsequent Events (see Note 19)

See Accompanying Notes to the Condensed Interim Consolidated Financial Statements

1

NEOVASC INC.

Condensed Interim Consolidated Statements of Loss and Comprehensive Loss

For the three and six months ended June 30,

(Expressed in U.S. dollars) (Unaudited)

		Three months ended June 30,		Six months ended June 30,
	Notes	2016	2015	2016	2015

REVENUE
Reducer		$246,122	$134,607	$459,887	$175,005
Product sales		—	120,097	—	343,508
Contract manufacturing		240,837	972,216	847,620	1,535,778
Consulting services		1,223,973	1,700,464	2,410,167	3,177,916
	12	1,710,932	2,927,384	3,717,674	5,232,207

COST OF GOODS SOLD	14	1,391,708	1,815,354	2,837,352	3,422,926
GROSS PROFIT		319,224	1,112,030	880,322	1,809,281

EXPENSES
Selling expenses	14	181,174	125,478	346,021	249,300
General and administrative expenses	14	7,427,124	3,535,042	13,254,529	5,861,428
Product development and clinical trials expenses	14	5,705,035	4,280,295	9,787,822	7,711,688
		13,313,333	7,940,815	23,388,372	13,822,416

OPERATING LOSS		(12,994,109)	(6,828,785)	(22,508,050)	(12,013,135)

OTHER (EXPENSE)/INCOME
Interest income		46,525	218,996	135,799	318,431
Interest expense		—	(1,238)	—	(2,538)
Contingent liability for damages	18	(70,000,000)	—	(70,000,000)	—
Loss on foreign exchange		(694,956)	(141,311)	(2,103,253)	(16,470)
		(70,648,431)	76,447	(71,967,454)	299,423
LOSS BEFORE TAX		(83,642,540)	(6,752,338)	(94,475,504)	(11,713,712)

Tax expense		(49,920)	—	(98,094)	—

LOSS FOR THE PERIOD		$(83,692,460)	$(6,752,338)	$(94,573,598)	$(11,713,712)

OTHER COMPREHENSIVE INCOME/(EXPENSE) FOR THE PERIOD
Exchange difference on translation		628,206	1,457,316	3,917,642	(1,258,364)

LOSS AND COMPREHENSIVE LOSS FOR THE PERIOD		$(83,064,254)	$(5,295,022)	$(90,655,956)	$(12,972,076)

LOSS PER SHARE
Basic and diluted loss per share	16	$(1.25)	$(0.10)	$(1.41)	$(0.18)

See Accompanying Notes to the Condensed Interim Consolidated Financial Statements

2

NEOVASC INC.

Condensed Interim Consolidated Statements of Changes in Equity

(Expressed in U.S. dollars) (Unaudited)

	Notes		Share Capital	Contributed Surplus	Accumulated Other Comprehensive Loss	Deficit	Total Equity

Balance at January 1, 2015			$89,357,061	$17,632,809	$(403,806)	$(88,558,223)	$18,027,841

Issue of share capital pursuant to an underwritten public offering	11	(b)(i)	74,883,850	—	—	—	74,883,850
Share issue costs	11	(b)(i)	(5,004,640)	—	—	—	(5,004,640)
Issue of share capital on exercise of options			1,920,207	(1,013,666)	—	—	906,541
Share-based payments			—	2,320,394	—	—	2,320,394
Transaction with owners during the period			71,799,417	1,306,728	—	—	73,106,145

Loss for the period			—	—	—	(11,713,712)	(11,713,712)

Other comprehensive loss for the period			—	—	(1,258,364)	—	(1,258,364)

Balance at June 30, 2015			$161,156,478	$18,939,537	$(1,662,170)	$(100,271,935)	$78,161,910

Balance at January 1, 2016			$161,505,037	$20,569,110	$(8,790,011)	$(115,288,713)	$57,995,423

Issue of share capital on exercise of options			152,976	(77,784)	—	—	75,192
Share-based payments			—	1,230,989	—	—	1,230,989
Transaction with owners during the period			152,976	1,153,205	—	—	1,306,181

Loss for the period			—	—	—	(94,573,598)	(94,573,598)

Other comprehensive income for the period			—	—	3,917,642	—	3,917,642

Balance at June 30, 2016			$161,658,013	$21,722,315	$(4,872,369)	$(209,862,311)	$(31,354,352)

See Accompanying Notes to the Condensed Interim Consolidated Financial Statements

3

NEOVASC INC.

Condensed Interim Consolidated Statements of Cash Flows

For the three and six months ended June 30,

(Expressed in U.S. dollars) (Unaudited)

		Three months ended June 30,		Six months ended June 30,
	Notes	2016	2015	2016	2015

OPERATING ACTIVITIES
Loss for the period		$(83,692,460)	$(6,752,338)	$(94,573,598)	$(11,713,712)
Adjustments for:
Depreciation	14	199,497	107,098	346,980	204,327
Share-based payments	14	669,405	1,125,580	1,230,989	2,320,394
Contingent liability for damages	18	70,000,000	—	70,000,000	—
Accounts receivable write down		—	—	4,859	—
Interest income		(46,525)	(251,483)	(135,799)	(350,918)
Interest expense		—	1,238	—	2,538
		(12,870,083)	(5,769,905)	(23,126,569)	(9,537,371)

Net change in non-cash working capital items:
Accounts receivable		(130,686)	168,992	(173,935)	193,109
Inventory		(435,245)	19,654	(920,155)	(20,770)
Prepaid expenses and other assets		9,687	(96,087)	(255,207)	(184,264)
Accounts payable and accrued liabilities		2,321,390	301,074	2,385,879	674,840
		1,765,146	393,633	1,036,582	662,915

Interest paid and received:
Interest received		54,982	180,748	136,320	221,898
Interest paid		—	(1,238)	—	(2,538)
		54,982	179,510	136,320	219,360

Net cash applied to operating activities		(11,049,955)	(5,196,762)	(21,953,667)	(8,655,096)

INVESTING ACTIVITES
(Investment in)/redemption of guaranteed investment certificates		—	(892,663)	—	3,135,836
Purchase of property, plant and equipment	9	(225,951)	(872,230)	(531,536)	(1,267,134)
Net cash (applied to)/received from investing activities		(225,951)	(1,764,893)	(531,536)	1,868,702

FINANCING ACTIVITIES
Repayment of long-term debt		—	(155,766)	—	(164,364)
Proceeds from share issue pursuant to an underwritten public offering, net of share issue costs	11	—	—	—	69,879,210
Proceeds from exercise of options	11	26,698	17,329	75,192	906,541
Net cash received from/(applied to) financing activities		26,698	(138,437)	75,192	70,621,387

NET CHANGE IN CASH AND CASH EQUIVALENTS		(11,249,208)	(7,100,092)	(22,410,011)	63,834,993

CASH AND CASH EQUIVALENTS
Beginning of the period		46,903,192	74,423,335	55,026,171	5,193,561
Exchange difference on cash and cash equivalents		623,809	1,346,302	3,661,633	(359,009)
End of the period		$36,277,793	$68,669,545	$36,277,793	$68,669,545

Represented by:
Cash	6	18,675,154	2,159,083	18,675,154	2,159,083
Cashable high interest savings accounts	6	17,602,639	18,070,708	17,602,639	18,070,708
Cashable guaranteed investment certificates	6	—	48,439,754	—	48,439,754
		$36,277,793	$68,669,545	$36,277,793	$68,669,545

See Accompanying Notes to the Condensed Interim Consolidated Financial Statements

4

 1

NEOVASC INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2016 and 2015

(Expressed in U.S. dollars) (Unaudited)

1.	INCORPORATION AND NATURE OF BUSINESS

(a)	Business Description

Neovasc Inc. (“Neovasc” or the “Company”) is a limited liability company incorporated and domiciled in Canada. The Company was incorporated as Medical Ventures Corp. under the Company Act (British Columbia) on November 2, 2000 and was continued under the Canada Business Corporations Act on April 19, 2002. On July 1, 2008, the Company changed its name to Neovasc Inc.

Neovasc is the parent company. The condensed interim consolidated financial statements of the Company as at June 30, 2016 and 2015 and for the three and six months ended June 30, 2016 and 2015 comprise the Company and its subsidiaries, all of which are wholly owned. The Company’s principal place of business is located at Suite 5138 - 13562 Maycrest Way, Richmond, British Columbia, V6V 2J7 and the Company’s registered office is located at Suite 2600 - 595 Burrard Street, Vancouver, British Columbia, V7X 1L3, Canada. The Company's shares are listed on the Toronto Stock Exchange (TSX:NVC) and the Nasdaq Capital Market (NASDAQ:NVCN).

Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace.  Its products include the Tiara™ for the transcatheter treatment of mitral valve disease and the Neovasc Reducer™ for the treatment of refractory angina.

(b)	Going Concern and Uncertainty

As at June 30, 2016, the Company had $36,277,793 in cash and cash equivalents. On May 19, 2016, following a trial in Boston, Massachusetts, a jury awarded $70 million on certain trade secret claims made by CardiAQ Valve Technologies, Inc. (“CardiAQ”) (see Note 18). Unless the Company is successful in post-trial motions and/or an appeal of the verdict, or otherwise is successful in reducing the amount of the $70 million award, the Company will require significant additional financing in order to pay the damages and to continue to operate its business. There can be no assurance that such financing will be available on favorable terms, or at all.

The Company intends to continue to vigorously defend itself in the litigation during the post-trial motion timetable as stipulated by the Court and so the outcome of these matters, including whether the Company will be required to pay some or all of the jury award of $70 million is not currently determinable. Litigation is inherently uncertain. Therefore, until these matters have been resolved to their ultimate conclusion by the appropriate courts, the Company cannot give any assurances as to the outcome. If the Company is unsuccessful in its defense of these claims, including any appeal of the verdict in the Massachusetts litigation, or is unable to settle the claims in a manner satisfactory to the Company, it may be faced with significant monetary damages that could exceed its resources, the loss of intellectual property rights and damage to its competitive position. These circumstances indicate the existence of material uncertainty and cast substantial doubt about the Company’s ability to continue as a going concern.

These condensed interim consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate. Should the Company be unable to reduce the amount of the award or obtain significant additional financing, material adjustments may be necessary to these condensed interim consolidated financial statements should such adverse events impair the Company’s ability to continue as a going concern.

2.	BASIS OF PREPARATION

(a)	Statement of compliance with IFRS

These condensed interim consolidated financial statements are prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). These condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2015 and the accompanying notes included in those financial statements. For a full description of accounting policies, refer to the Company’s audited consolidated financial statements for the year ended December 31, 2015. The results for the three and six months ended June 30, 2016 may not be indicative of the results that may be expected for the full year or any other period.

(b)	Basis of consolidation

The condensed interim consolidated financial statements include the financial statements of the Company and its wholly-owned subsidiaries, Neovasc Medical Inc., Neovasc Tiara Inc., Neovasc (US) Inc., Neovasc Medical Ltd. and B-Balloon Ltd. (which is in the process of being voluntarily liquidated). All intercompany balances and transactions have been eliminated upon consolidation.

5

NEOVASC INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2016 and 2015

(Expressed in U.S. dollars) (Unaudited)

2.	BASIS OF PREPARATION (continued)

(c)	Presentation of financial statements

The Company has elected to present the 'Statement of Comprehensive Income' in a single statement.

(d) Significant Judgments and estimates

The Company’s management makes judgments in its process of applying the Company’s accounting policies in the preparation of its condensed interim consolidated financial statements. In addition, the preparation of the financial data requires that the Company’s management makes assumptions and estimates of the impacts of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting impacts on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively. In preparing the Company’s condensed interim consolidated financial statements for the three and six months ended June 30, 2016, the Company applied the critical judgments and estimates disclosed in Note 2 of its audited consolidated financial statements for the year ended December 31, 2015.

3.	SIGNIFICANT ACCOUNTING POLICIES

The condensed interim consolidated financial statements have been prepared in accordance with the accounting policies adopted in the Company’s most recent audited consolidated financial statements for the year ended December 31, 2015.

4.	MANAGING CAPITAL

The Company’s objectives, when managing capital, are to safeguard cash as well as maintain financial liquidity and flexibility in order to preserve its ability to meet financial obligations and deploy capital to grow its business. In the definition of capital, the Company includes equity and long-term debt. There has been no change in the definition since the prior period.

The Company’s financial strategy is designed to maintain a flexible capital structure consistent with the objectives stated above and to respond to business growth opportunities and changes in economic conditions. In order to maintain or adjust its capital structure, the Company may issue new shares, or new debt (secured, unsecured, convertible and/or other types of available debt instruments). The capital of the Company is comprised of:

	June 30, 2016	December 31, 2015

Equity	$ (31,354,352)	$ 57,995,423

As at June 30, 2016, the Company is in a negative equity position. The Company has recognized a contingent liability of $70 million after a jury awarded $70 million on certain trade secret claims made by CardiAQ (see Note 18). For the three and six months ended June 30, 2016 and 2015 there were no changes in the Company’s capital management policy.

5.	FINANCIAL RISK MANAGEMENT

The carrying amounts of financial assets and financial liabilities in each category are as follows:

	Note	June 30, 2016	December 31, 2015
Loans and receivables
Cash and cash equivalents	6	$ 36,277,793	$ 55,026,171
Accounts receivable	7	2,017,973	1,736,941
		$ 38,295,766	$ 56,763,112
Other financial liabilities
Accounts payable and accrued liabilities	10	$ 5,807,035	$ 3,232,971
		$ 5,807,035	$ 3,232,971

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are considered a reasonable approximation of fair value due to their short term nature.

6

NEOVASC INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2016 and 2015

(Expressed in U.S. dollars) (Unaudited)

5.	FINANCIAL RISK MANAGEMENT (continued)

(a)	Foreign exchange risk

The majority of the Company’s revenues are derived from product sales in the United States and Europe (“EU”), primarily denominated in U.S. and EU currencies. Management has considered the stability of the foreign currency and the impact a change in the exchange rate may have on future earnings during the forecasting process. U.S. and EU currency represents approximately 55% and 45% of the revenue for six months ended June 30, 2016 (for the year ended December 31, 2015: 58% and 42% respectively). A 10% change in the foreign exchange rates for U.S. and EU currencies will result in a change in revenues of approximately $206,000 and $166,000 respectively for the six months ended June 30, 2016. A 10% change in the foreign exchange rates for the U.S. and EU currencies for foreign currency denominated accounts receivable will impact net income as at June 30, 2016 by approximately $72,000 and $88,000 respectively (as at December 31, 2015: $84,000 and $60,000), and a similar change for foreign currency denominated accounts payable will impact net income by approximately $379,000 and $24,000 respectively as at June 30, 2016 (as at December 31, 2015: $164,000 and $24,000). The Company does not hedge its foreign exchange risk.

(b)	Interest rate risk

The Company receives interest on its investment in high interest savings accounts (“HISAs”) at variable interest rates. A 1% change in the interest rate on the investment in HISAs will impact net income as at June 30, 2016 by approximately $158,000 (2015: $255,000). The Company is not exposed to cash flow interest rate risk on fixed rate cash balances, fixed rate guaranteed investment certificates and short term accounts receivable without interest.

(c)   Liquidity risk

As at June 30, 2016, the Company had $36,277,793 in cash and cash equivalents as compared to cash and cash equivalents of $55,026,171 at December 31, 2015. The cash used in operations during the six months ended June 30, 2016 was $21,953,667. As at June 30, 2016, the Company had a working capital deficit of $35,505,915 as compared to a working capital surplus of $54,274,867 at December 31, 2015. The Company has recognized a contingent liability of $70 million after a jury awarded $70 million on certain trade secret claims made by CardiAQ (see Note 18). Unless the Company is successful in post-trial motions and/or an appeal of the verdict, or otherwise is successful in reducing the amount of the $70 million award, the Company will require significant additional financing in order to pay the damages and to continue to operate its business. There can be no assurance that such financing will be available on favorable terms, or at all.  Further to this and in the longer term, the Company is dependent on the profitable commercialization of its products or obtaining additional debt or equity financing to fund ongoing operations until profitability is achieved. The Company monitors its cash flow on a monthly basis and compares actual performance to the budget for the period.

As at June 30, 2016 and December 31, 2015, all the Company’s non-derivative financial liabilities have maturities (including interest payments where applicable) within 6 months.

(d)	Credit risk

Credit risk arises from the possibility that the entities to which the Company sells products may experience financial difficulty and be unable to fulfill their contractual obligations. This risk is mitigated by proactive credit management policies that include regular monitoring of the debtor’s payment history and performance. The Company does not require collateral from its customers as security for trade accounts receivable but may require certain customers to pay in advance of any work being performed or product being shipped.

The maximum exposure, if all of the Company’s customers were to default at the same time is the full carrying value of the trade accounts receivable as at June 30, 2016: $1,594,358 (as at December 31, 2015: $1,393,533). As at June 30, 2016, the Company had $117,024 (as at December 31, 2015: $91,813) of trade accounts receivable that was overdue, according to the customers’ credit terms. During the six months ended June 30, 2016 the Company wrote down $4,859 of accounts receivable owed by customers (six months ended June 30, 2015: $nil).

The Company may also have credit risk related to its cash and cash equivalents, and investments with a maximum exposure of $36,277,793 as at June 30, 2016 (as at December 31, 2015: $55,026,171). The Company minimizes its risk to cash and cash equivalents by dealing with Canadian chartered banks.

7

NEOVASC INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2016 and 2015

(Expressed in U.S. dollars) (Unaudited)

6.	CASH AND CASH EQUIVALENTS

	June 30, 2016	December 31, 2015
Cash held in:
Canadian dollars	$ 14,931,221	$ 635,614
U.S. dollars	3,412,240	7,104,699
Euros	301,693	120,415
Cashable Canadian dollar high interest savings accounts (“HISAs”)	4,841,818	8,738,088
Cashable U.S. dollar high interest savings accounts	12,778,821	16,752,355
Cashable Canadian dollar guaranteed investment certificate (“GICs”)	-	21,675,000
	$ 36,277,793	$ 55,026,171

The HISAs and GICs were held in major Canadian Chartered Banks. The HISAs are fully cashable at any time and have a variable interest rate. The GICs are fully cashable within 90 days and have fixed interest rates.

7.	ACCOUNTS RECEIVABLE

	June 30, 2016	December 31, 2015

Trade receivables	$ 1,594,358	$ 1,393,533
Other receivables	423,615	343,408
	$ 2,017,973	$ 1,736,941

All amounts are short-term. The aging analysis of receivables is as follows:

	June 30, 2016	December 31, 2015

Not past due	$ 1,477,334	$ 1,301,720
Past due 0 - 30 days	113,232	89,643
30 - 60 days	3,792	1,846
60 - 90 days	-	324
	$ 1,594,358	$ 1,393,533

All of the Company's trade and other receivables have been reviewed for impairment. During the six months ended June 30, 2016, the Company wrote down $4,859 accounts receivable (six months ended June 30, 2015: $nil).

There was no allowance for doubtful accounts as at June 30, 2016 or as at December 31, 2015 and there was no movement in the allowance for doubtful accounts in either period.

8.	INVENTORY

	June 30, 2016	December 31, 2015

Raw materials	$ 869,377	$ 492,785
Work in progress	445,341	88,856
Finished goods	264,639	16,495
	$ 1,579,357	$ 598,136

During the six months ended June 30, 2016 and 2015 the Company did not write down any obsolete inventory.

8

NEOVASC INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2016 and 2015

(Expressed in U.S. dollars) (Unaudited)

9.	PROPERTY, PLANT AND EQUIPMENT

	Land	Building	Leasehold improvements	Production equipment	Computer hardware	Computer software	Office equipment	Total

COST

Balance at January 1, 2015	$178,734	$1,741,422	$35,428	$1,318,982	$457,713	$297,553	$304,226	$4,334,058
Additions during the year	253,198	805,810	93,361	833,690	52,914	80,455	23,700	2,143,128
Cumulative translation adjustment	(57,166)	(346,428)	(10,780)	(281,957)	(79,537)	(51,650)	(51,681)	(879,199)
Balance as at December 31, 2015	$374,766	$2,200,804	$118,009	$1,870,715	$431,090	$326,358	$276,245	$5,597,987

Additions during the period	—	81,754	—	299,226	28,767	121,569	—	531,316
Cumulative translation adjustment	24,638	149,294	7,758	126,880	29,991	27,070	18,161	383,792
Balance as at June 30, 2016	$399,404	$2,431,852	$125,767	$2,296,821	$489,848	$474,997	$294,406	$6,513,095

ACCUMULATED DEPRECIATION

Balance at January 1, 2015	$—	$343,295	$958	$694,265	$222,154	$279,427	$140,688	$1,680,787
Depreciation for the year	—	51,010	34,119	270,231	78,158	36,817	33,374	503,709
Cumulative translation adjustment	—	(59,066)	(2,062)	(130,469)	(42,706)	(47,318)	(25,444)	(307,065)
Balance as at December 31, 2015	$—	$335,239	$33,015	$834,027	$257,606	$268,926	$148,618	$1,877,431

Depreciation for the period	—	40,068	25,368	179,909	30,109	58,240	13,286	346,980
Cumulative translation adjustment	—	22,975	2,772	65,517	17,602	18,168	10,087	137,121
Balance as at June 30, 2016	$—	$398,282	$61,155	$1,079,453	$305,317	$345,334	$171,991	$2,361,532

CARRYING AMOUNTS

As at December 31, 2015	$374,766	$1,865,565	$84,994	$1,036,688	$173,484	$57,432	$127,627	$3,720,556
As at June 30, 2016	$399,404	$2,033,570	$64,612	$1,217,368	$184,531	$129,663	$122,415	$4,151,563

9

NEOVASC INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2016 and 2015

(Expressed in U.S. dollars) (Unaudited)

10.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	June 30, 2016	December 31, 2015

Trade payables	$ 5,230,176	$ 2,515,815
Accrued vacation	334,772	167,604
Accrued liabilities	24,983	221,167
Tax payable	61,380	155,169
Other payables	155,724	173,216
	$ 5,807,035	$ 3,232,971

11.	SHARE CAPITAL

All common shares are equally eligible to receive dividends and the repayment of capital and represent one vote at shareholders’ meetings.

All preferred shares have no voting rights at shareholders’ meetings but on liquidation, winding-up or other distribution of the Company’s assets are entitled to participate in priority to common shares. There are no preferred shares issued and outstanding.

(a)	Authorized

Unlimited number of common shares without par value.

Unlimited number of preferred shares without par value.

(b)	Issued and outstanding

	Common Shares		Contributed
	Number	Amount	Surplus

Balance, January 1, 2015	53,842,344	$ 89,357,061	$ 17,632,809
Issued for cash pursuant to an underwritten public offering (i)	10,415,000	74,883,850	-
Share issue costs (i)	-	(5,004,640)	-
Issued for cash on exercise of options	2,507,603	2,268,766	(1,177,864)
Share-based payments	-	-	4,114,165
Balance, December 31, 2015	66,764,947	$ 161,505,037	$ 20,569,110
Issued for cash on exercise of options	101,398	152,976	(77,784)
Share-based payments	-	-	1,230,989
Balance, June 30, 2016	66,866,345	$ 161,658,013	$ 21,722,315

(i)	On February 3, 2015, the Company closed an underwritten public offering of 12,075,000 common shares of the Company (of which 10,415,000 common shares were issued from treasury) at a price per share of US$7.19 for aggregate gross proceeds of $74,883,850 for the Company and $11,935,400 for the selling security holders (including some directors, officers and employees). The share issue costs incurred by the Company were $5,004,640.

10

NEOVASC INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2016 and 2015

(Expressed in U.S. dollars) (Unaudited)

11. SHARE CAPITAL (continued)

(c)	Stock options

The Company adopted an equity-settled stock option plan under which the directors of the Company may grant options to purchase common shares to directors, officers, employees and service providers (the “optionees”) of the Company on terms that the directors of the Company may determine within the limitations set forth in the stock option plan. Effective June 18, 2014, at the Annual General Meeting (“AGM”), the board of directors and shareholders of the Company approved an amendment to the Company's incentive stock option plan to increase the number of options available for grant under the plan to 10,515,860, representing approximately 20% of the number of common shares of the Company outstanding on May 16, 2014.

Options under the Company’s stock option plan granted to directors, officers and employees vest immediately on the grant date, unless a vesting schedule is specified by the board. The directors of the Company have discretion within the limitations set forth in the stock option plan to determine other vesting terms on options granted to directors, officers, employees and others. The minimum exercise price of a stock option cannot be less than the applicable market price of the common shares on the date of the grant and the options have a maximum life of ten years from the date of grant. The Company also assumed options from the acquisition of Neovasc Medical Ltd. and B-Balloon Ltd which were not issued under the Company’s stock option plan. The following table summarizes stock option activity for the respective periods as follows:

		Weighted average	Average remaining
	Number of options	exercise price	contractual life (years)
Options outstanding, January 1, 2015	9,346,389	C$ 2.37	2.19
Granted	1,423,677	8.57
Exercised	(2,507,603)	0.53
Forfeited	(127,760)	8.46
Options outstanding, December 31, 2015	8,134,703	C$ 3.92	2.22
Options exercisable, December 31, 2015	6,491,040	C$ 3.15	1.78

Granted	170,061	C$ 4.90
Exercised	(101,398)	1.00
Forfeited	(68,402)	5.73
Options outstanding, June 30, 2016	8,134,964	C$ 3.96	1.79
Options exercisable, June 30, 2016	6,698,109	C$ 3.33	1.37

The following table lists the options outstanding at June 30, 2016 by exercise price:

Exercise price	Options outstanding	Weighted average remaining term (yrs)	Options exercisable	Weighted average remaining term (yrs)
C$0.01	79,482	1.56	79,482	1.56
C$0.97-1.45	3,514,500	0.19	3,514,100	0.19
C$2.00-4.94	1,109,467	2.12	870,866	1.83
C$5.00-7.00	2,487,168	3.15	1,845,942	2.90
C$7.00-9.00	443,000	3.88	133,500	3.67
C$10.00-13.00	501,547	3.73	254,219	3.72
	8,134,964		6,698,109

The following table lists the options outstanding at December 31, 2015 by exercise price:

Exercise price	Options outstanding	Weighted average remaining term (yrs)	Options exercisable	Weighted average remaining term (yrs)
C$0.01	86,280	2.06	86,280	2.06
C$0.97-1.45	3,608,500	0.68	3,570,700	0.61
C$2.00-4.94	982,606	2.27	775,804	2.25
C$5.00-7.00	2,550,570	3.62	1,806,347	3.40
C$7.00-9.00	373,000	4.58	77,000	4.58
C$10.00-13.00	533,747	4.23	174,909	4.21
	8,134,703		6,491,040

11

NEOVASC INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2016 and 2015

(Expressed in U.S. dollars) (Unaudited)

11. SHARE CAPITAL (continued)

(c)	Stock options (continued)

The weighted average share price at the date of exercise for share options exercised for the six months ended June 30, 2016 was $5.64 (six months ended June 30, 2015: $7.47). During the six months ended June 30, 2016, the Company recorded $1,230,989 as compensation expense for share-based compensation awarded to eligible optionees (six months ended June 30, 2015: $2,320,394). The Company used the Black-Scholes Option Pricing Model to estimate the fair value of the options at each measurement date using the following weighted average assumptions:

	2016	2015
Weighted average fair value	C$ 3.02	C$ 4.85
Dividend yield	Nil	nil
Volatility	77%	76%
Risk-free interest rate	0.75%	0.75%
Expected life	5 years	5 years
Forfeiture rate	1%	1%

12.	SEGMENT INFORMATION

The Company’s operations are in one business segment; the development, manufacture and marketing of medical devices. Each of the Company’s product lines has similar characteristics, customers, distribution and marketing strategies, and are subject to similar regulatory requirements. Substantially all of the Company’s long-lived assets are located in Canada. The Company carries on business in Canada. The Company earns revenue from sales to customers in the following geographic locations:

	For the three months ended June 30,		For the six months ended June 30,
	2016	2015	2016	2015

REVENUE
United States	$ 552,093	$ 1,491,675	$ 1,442,299	$ 2,507,409
Europe	1,005,579	1,421,748	2,002,505	2,613,996
Rest of the World	153,260	58,961	272,870	110,802
	$ 1,710,932	$ 2,972,384	$ 3,717,674	$ 5,232,207

Sales to the Company’s four largest customers accounted for approximately 40%, 21%, 18% and 5% of the Company’s sales for the six months ended June 30, 2016. Sales to the Company’s four largest customers accounted for approximately 28%, 25%, 18% and 14% of the Company’s sales for the six months ended June 30, 2015.

13.	EMPLOYEE BENEFITS EXPENSE

	For the three months ended June 30,		For the six months ended June 30,
	2016	2015	2016	2015

Salaries and wages	$ 2,662,465	$ 2,229,960	$ 5,029,663	$ 4,104,362
Pension plan and employment insurance	165,192	139,654	339,630	288,453
Contribution to defined contribution pension plan	54,659	31,482	106,030	68,654
Health benefits	247,752	190,093	495,002	339,748
Cash-based employee expenses	3,130,068	2,591,189	5,970,325	4,801,217
Share-based payments	669,405	1,125,580	1,230,989	2,320,394
Total employee expenses	$ 3,799,473	$ 3,716,769	$ 7,201,314	$ 7,121,611

12

NEOVASC INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2016 and 2015

(Expressed in U.S. dollars) (Unaudited)

14.	DEPRECIATION, SHARE-BASED PAYMENTS, EMPLOYEE AND OTHER EXPENSES

	For the three months ended June 30,		For the six months ended June 30,
	2016	2015	2016	2015

COST OF GOODS SOLD
Depreciation	$ 57,121	$ 38,125	$ 108,325	$ 72,154
Share-based payments	19,051	94,838	78,429	128,021
Cash-based employee expenses	848,925	740,254	1,518,315	1,409,788
Other expenses	466,611	942,137	1,132,283	1,812,963
	1,391,708	1,815,354	2,837,352	3,442,926

EXPENSES
Selling expenses
Share-based payments	$ 43,357	$ 10,496	$ 84,038	$ 20,782
Cash-based employee expenses	27,986	-	55,012	-
Other expenses	109,831	114,982	206,971	228,518
	181,174	125,478	346,021	249,300

General and administrative expenses
Depreciation	39,789	15,724	70,416	29,039
Share-based payments	230,444	222,489	423,537	873,221
Cash-based employee expenses	674,518	567,455	1,314,088	982,789
Litigation expenses	5,793,271	1,775,461	9,830,131	2,256,806
Other expenses	689,102	953,913	1,616,357	1,719,573
	7,427,124	3,535,042	13,254,529	5,861,428

Product development and clinical trials expenses
Depreciation	102,587	53,249	168,239	103,134
Share-based payments	376,553	797,757	644,985	1,298,370
Cash-based employee expenses	1,578,639	1,283,480	3,082,910	2,408,640
Other expenses	3,647,256	2,145,809	5,891,688	3,901,544
	5,705,035	4,280,295	9,787,822	7,711,688

TOTAL EXPENSES	$ 13,313,333	$ 7,940,815	$ 23,388,372	$ 13,822,416

Depreciation per Statements of Cash Flows	$ 199,497	$ 107,098	$ 346,980	$ 204,327

Share-based payments per Statements of Cash Flows	$ 669,405	$ 1,125,580	$ 1,230,989	$ 2,320,394

Cash-based employee expenses (see Note 13)	$ 3,130,068	$ 2,591,189	$ 5,970,325	$ 4,801,217

Litigation expenses are legal and other expenses incurred in litigation matters during the period. It does not include any contingent liability estimated by management (see Note18).

13

NEOVASC INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2016 and 2015

(Expressed in U.S. dollars) (Unaudited)

15.	OPERATING LEASES

The Company entered into an agreement for additional office space in August 2013. The agreement does not contain any contingent rent clauses, renewal or purchase options or escalation clauses. The term of the lease is 24 months commencing on August 1, 2013. This lease was renegotiated in September 2014. The term of the lease is 24 months commencing on August 1, 2015.

The Company entered into an agreement for additional office space in September 2014. The agreement does not contain any contingent rent clauses, renewal or purchase options or escalation clauses. The term of the lease is 36 months commencing on October 1, 2014.

The Company entered into an agreement for additional office space in September 2014. The agreement does not contain any contingent rent clauses, renewal or purchase options or escalation clauses. The original term of the lease is 66 months commencing on September 1, 2014. Additional office space was added in July 2015. The term of the combined lease is 59 months commencing on July 1, 2015.

The Company entered into an agreement for additional office space in May 2015. The agreement does not contain any contingent rent clauses, renewal or purchase options or escalation clauses. The term of the lease is 32 months commencing on May 1, 2015.

The future minimum operating lease payments due over the next five years are as follows:

	As at June 30,
	2016	2015

Year 1	$ 218,497	$ 209,753
Year 2	187,094	179,718
Year 3	77,524	77,519
Year 4	79,849	79,843
Year 5	47,372	33,835
	$ 610,336	$ 580,668

Lease payments recognized as an expense during the three and six months ended June 30, 2016 amount to $98,684 and $201,743 (three and six months ended June 30, 2015: $58,672 and $115,443).

16.	LOSS PER SHARE

Both the basic and diluted loss per share have been calculated using the loss attributable to shareholders of the Company as the numerator. The weighted average number of common shares outstanding used for basic loss per share for the three and six months ended June 30, 2016 amounted to 66,856,444 and 66,837,195 shares (three and six months ended June 30, 2015: 66,531,433 and 64,186,202 shares).

	For the three months ended June 30,		For the six months ended June 30,
	2016	2015	2016	2015

Weighted average number of common shares	66,856,444	66,531,433	66,837,195	64,186,202
Loss for the period	$(83,692,460)	$ (6,752,338)	$(94,573,598)	$(11,713,712)
Basic loss per share	$ (1.25)	$ (0.10)	$ (1.41)	$ (0.18)

As the Company is currently operating at a loss no dilutive potential ordinary shares have been identified as the conversion would lead to a decrease in loss per share.

14

NEOVASC INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2016 and 2015

(Expressed in U.S. dollars) (Unaudited)

17.	RELATED PARTY TRANSACTIONS

The Company’s key management personnel include members of the board of directors and executive officers. The Company provides salaries or cash compensation, and other non-cash benefits to directors and executive officers.

	For the three months ended June 30,		For the six months ended June 30,
	2016	2015	2016	2015
Short-term employee benefits
Employee salaries and bonuses	$ 304,949	$ 376,348	$ 604,346	$ 716,032
Directors fees	48,972	81,998	112,729	150,974
Social security and medical care costs	9,253	7,221	22,778	21,559
	363,174	465,567	739,853	888,565
Post-employment benefits
Contributions to defined contribution pension plan	3,920	10,972	7,717	20,992

Share-based payments	64,292	274,737	148,233	1,032,215

Total key management remuneration	$ 431,386	$ 751,276	$ 895,803	$ 1,941,772

18.	CONTINGENT LIABILITIES

Litigation expenses are legal and other expenses incurred in litigation matters during the period. The legal costs associated with defending legal claims in the current period include a lawsuit filed by CardiAQ in the U.S. District Court for the District of Massachusetts concerning intellectual property rights ownership, unfair trade practices and a breach of contract relating to Neovasc’s transcatheter mitral valve technology, including the Tiara device, a complaint filed by CardiAQ against Neovasc in Germany requesting that Neovasc assign its right to one of its European patent applications to CardiAQ and a class action suit alleging securities fraud filed in the United States District Court for the District of Massachusetts against the Company.

Litigation with CardiAQ

On June 6, 2014, Neovasc was named in a lawsuit filed by CardiAQ in the U.S. District Court for the District of Massachusetts concerning intellectual property rights ownership, unfair trade practices and breach of contract relating to Neovasc’s transcatheter mitral valve technology, including the Tiara.

On May 19, 2016, following a trial in Boston, Massachusetts, a jury found in favor of CardiAQ and awarded $70 million on the trade secret claim for relief, and no damages on the contractual claims for relief. A final judgment will be entered into the Court following briefing that is to be completed in August 2016 and following a hearing on these post-trial motions. One of CardiAQ’s post-trial motions seeks an injunction to require the Company to cease Tiara operations for eighteen months. The timing of the final judgment is uncertain and at the Court’s discretion. When the Company assesses that it is probable that a present obligation exists at the end of the reporting period and that the possibility of an outflow of economic resources embodying economic benefits is probable, a contingent liability is recognized. The Company has made a contingent liability for $70 million as at June 30, 2016. The Company intends to continue to vigorously defend itself in the litigation with CardiAQ and so the outcome of these matters is inherently uncertain.

Interest may be due on any award granted by the Court. The determination of the interest due, if any, would be the subject of further motions in the Court after a judgment on the award has been entered. When the Company assesses that it is more likely that no present obligation exists at the end of the reporting period and that the possibility of an outflow of economic resources embodying economic benefits is possible, but not probable, no contingent liability is recognized and contingent liability disclosure is required. The Company has applied the disclosure exemption and not provided contingent liability disclosure in relation to any interest that may be due as it may seriously prejudice the Company’s position in this matter.

In the cause of action relating to patent inventorship, CardiAQ claimed that two individuals should be added as inventors to a Neovasc patent and no judgment has yet been made. The Court will decide the patent inventorship claim, as well as post-trial motions, following briefing that is to be completed in August 2016 and following a hearing on these motions.  The timing of the final judgment is uncertain and at the Court’s discretion. When the Company assesses that it is more likely that no present obligation exists at the end of the reporting period and that the possibility of an outflow of economic resources embodying economic benefits is possible, but not probable, no contingent liability is recognized and contingent liability disclosure is required. The Company has applied the disclosure exemption and not provided contingent liability disclosure in relation to the patent inventorship portion of the litigation with CardiAQ as it may seriously prejudice the Company’s position in the dispute.

15

NEOVASC INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2016 and 2015

(Expressed in U.S. dollars) (Unaudited)

18.  CONTINGENT LIABILITIES (continued)

On April 25, 2016, the Court granted Neovasc’s motion for summary judgment on CardiAQ’s claim for fraud. On May 27, 2016, the Court granted Neovasc’s motion for judgment as a matter of law on the Massachusetts Gen. Law. Ch. 93A claim. When the Company assesses that it is more likely that no present obligation exists at the end of the reporting period and that the possibility of an outflow of economic resources embodying economic benefits is remote, no contingent liability is recognized and no contingent liability disclosure is required.

On June 23, 2014, CardiAQ also filed a complaint against Neovasc in Germany requesting that Neovasc assign its right to one of its European patent applications to CardiAQ. The Court in Munich is expected to render its decision after a hearing, which has been deferred by the Court and is currently scheduled for December 14, 2016. When the Company assesses that it is more likely that no present obligation exists at the end of the reporting period and that the possibility of an outflow of economic resources embodying economic benefits is possible, but not probable, no contingent liability is recognized and contingent liability disclosure is required. The Company has applied the disclosure exemption and not provided contingent liability disclosure in relation to the European litigation with CardiAQ as it may seriously prejudice the Company’s position in the dispute.

Securities Class Action Lawsuit

On June 6, 2016, an alleged purchaser of Neovasc common shares filed a lawsuit, on behalf of a putative class of purchasers of Neovasc securities, against Neovasc (as well as against Chief Executive Officer, Alexei Marko, and Chief Financial Officer, Christopher Clark) in the United States District Court for the District of Massachusetts concerning alleged violations of the United States securities laws. The case is styled as Sergio Grobler, individually and on behalf of all others similarly situated v. Neovasc Inc., Alexei Marko, and Christopher Clark, Case No. 1:16-cv-11038-RGS. The complaint filed in the lawsuit, which principally bases the plaintiff’s claims on the Company’s prior disclosures regarding the lawsuit filed by CardiAQ in the United States District Court for the District of Massachusetts, does not specify the amount of damages sought. Further, as of August 8, 2016, no class action has been certified by the Court to proceed. The Company and its officers intend to vigorously defend themselves in the litigation and so the outcome of this matter is inherently uncertain. The outcome of this matter is not currently determinable nor is it possible to accurately predict the outcome or quantum of these proceedings to the Company at this time. Until this matter has been resolved by the appropriate courts, the Company cannot give any assurances as to such outcome. When the Company assesses that it is more likely that no present obligation exists at the end of the reporting period and that the possibility of an outflow of economic resources embodying economic benefits is remote, no contingent liability is recognized and no contingent liability disclosure is required.

19.	SUBSEQUENT EVENTS

On July 5, 2016 the Company received written notification (the "Notification Letter") from The NASDAQ Stock Market LLC ("Nasdaq") notifying the Company that it is not in compliance with the $1.00 minimum bid price requirement set forth in the Nasdaq Listing Rules. The Company has been provided 180 calendar days, or until January 3, 2017, to regain compliance with Nasdaq Listing Rules. In the event the Company does not regain compliance by January 3, 2017, the Company may be eligible for additional time to regain compliance.

The Company intends to monitor the closing bid price of its common shares between now and January 3, 2017 and intends to cure the deficiency within the prescribed grace period. During this time, the Company's common shares will continue to be listed and trade on the Nasdaq.

The Company's business operations are not affected by the receipt of the Notification Letter. The Company is also listed on the Toronto Stock Exchange and the Notification Letter does not affect the Company's compliance status with such listing.

20.	AUTHORIZATION OF FINANCIAL STATEMENTS

The condensed interim consolidated financial statements for the three and six months ended June 30, 2016 (including comparatives) were approved by the audit committee on behalf of the board of directors on August 8, 2016.

(signed) Alexei Marko

Alexei Marko, Director

(signed) Steve Rubin

Steve Rubin, Director

16

 Document 2

Neovasc Inc. Management’s Discussion and Analysis FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2016 AND 2015 (Expressed in U.S. Dollars)

Q2 2016 August __, 2006

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) covers the unaudited condensed interim consolidated financial statements of Neovasc Inc. (the “Company”, “Neovasc”, “we”, “us”, or “our”) for the three and six months ended June 30, 2016 and 2015.

This MD&A should be read in conjunction with the unaudited condensed interim consolidated financial statements and notes thereto for the three and six months ended June 30, 2016 and 2015 (included as part of Neovasc Inc.’s quarterly filing) as well as the audited consolidated financial statements and notes thereto and the MD&A for the years ended December 31, 2015 and 2014.

The Company has prepared this MD&A with reference to National Instrument 51-102 - Continuous Disclosure Obligations of the Canadian Securities Administrators. The Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which requirements are different than those of the United States.

The names Tiara™ (“Tiara”), Neovasc Reducer™ (“Reducer”) and Peripatch™ (“Peripatch”) are our trademarks; other trademarks, product names and company names appearing herein are the property of their respective owners.

All financial information is prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and is expressed in U.S. dollars. The Company presents its financial statements in U.S. dollars.

Additional information about the Company, including the Company’s consolidated financial statements and Annual Information Form, are available on SEDAR at www.sedar.com and in the Company’s Annual Report on Form 40-F, which is available on the website of the U.S. Securities and Exchange Commission at www.sec.gov.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS AND RISK FACTORS

This MD&A contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. The words “expect”, “anticipate”, “may”, “will”, “estimate”, “continue”, “intend”, “believe” and other similar words or expressions are intended to identify such forward-looking statements. Forward-looking statements in this MD&A include, but are not limited to, statements relating to:

•	our ability, in post-trial motions and/or an appeal of the verdict, to reduce the amount of the $70 million jury award made following a trial in Boston, Massachusetts on certain trade secret claims made by CardiAQ Valve Technologies Inc. (“CardiAQ”) (see “Contractual Obligations and Contingencies” herein);
•	the conduct or possible outcomes of any actual or threatened legal proceedings, including the Company’s ongoing litigation with CardiAQ, including our ability to defeat CardiAQ’s motion for an injunction to require the Company to cease Tiara operations for eighteen months and to prevail in the cause of action relating to patent inventorship, as well as other litigation (see “Contractual Obligations and Contingencies” herein);
•	the amount of estimated additional litigation expenses required to defend the Company in lawsuits filed by CardiAQ;
•	our need for significant additional financing and our estimates regarding our capital requirements and future revenues, expenses and profitability;
•	our ability to continue as a going concern;
•	our intention to expand the indications for which we may market the Tiara (which does not have regulatory approval and is not commercialized) and the Reducer (which has CE Mark approval for sale in the European Union);
•	clinical development of our products, including the results of current and future clinical trials and studies;
•	our intention to apply for CE Mark approval for the Tiara in the next one to two years;
•	our plans to develop and commercialize products, including the Tiara, and the timing and cost of these development programs;
•	our strategy to refocus our business towards development and commercialization of the Reducer and the Tiara;
•	our ability to replace declining revenues from the tissue business with revenues from the Reducer and the Tiara in a timely manner;
•	whether we will receive, and the timing and costs of obtaining, regulatory approvals;
•	the cost of post-market regulation if we receive necessary regulatory approvals;
1

•	our ability to enroll patients in our clinical trials, studies and compassionate use cases in Canada, the United States and in Europe;
•	our intention to continue directing a significant portion of our resources into sales expansion;
•	the expected decline of consulting services revenue in the long term as our consulting customers become contract manufacturing customers or cease being customers;
•	our ability to get our products approved for use;
•	the benefits and risks of our products as compared to others;
•	our estimates of the size of the potential markets for our products, including the anticipated market opportunity for the Reducer;
•	our potential relationships with distributors and collaborators with acceptable development, regulatory and commercialization expertise and the benefits to be derived from such collaborative efforts;
•	sources of revenues and anticipated revenues, including contributions from distributors and other third parties, product sales, license agreements and other collaborative efforts for the development and commercialization of products;
•	our creation of an effective direct sales and marketing infrastructure for approved products we elect to market and sell directly;
•	the rate and degree of market acceptance of our products;
•	the timing and amount of reimbursement for our products; and
•	the impact of foreign currency exchange rates.

Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances. Many factors could cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation:

•	risks relating to our litigation with CardiAQ, which create material uncertainty and which cast substantial doubt on our ability to continue as a going concern;
•	the conduct or possible outcomes of any actual or threatened legal proceedings, which are inherently uncertain, and which could divert our resources and result in the payment of significant monetary damages and other remedies;
•	our ability to defeat CardiAQ’s motion for an injunction to require us to cease Tiara operations for eighteen months;
•	our ability to raise additional funding;
•	the potential benefits of the Reducer and the Tiara as compared with other products;
•	successful enrollment of patients in studies and trials for the Reducer and the Tiara;
•	results of the trials and studies for the Reducer and the Tiara that meet our expectations;
•	our receipt of any required local and institutional regulatory approvals and the timing and costs of obtaining such approvals;
•	European enrollment in our clinical trials, studies and compassionate use cases and the success of applications in Europe;
•	our ability to protect our intellectual property;
•	our retention and hiring of qualified employees in the future;
•	the manufacturing capacity of third-party manufacturers for our products;
•	the competition we face from other companies, research organizations, academic institutions and government agencies, and the risks such competition pose to our products;
•	the success and pricing of other competing therapies that may become available;
•	the confidential information we possess about patients, customers and core business functions, and the information technologies we use to protect it;
•	our ability to establish, maintain and defend intellectual property rights in our products;
•	government legislation in all countries that we already, or hope to, sell our products in, and its effect on our ability to set prices, enforce patents and obtain product approvals or reimbursements;
•	changes in business strategy or development plans; and
•	general economic and business conditions, both nationally and in the regions in which we operate.
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Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies, many of which, with respect to future events, are subject to change. The material factors and assumptions used by us to develop such forward-looking statements include, but are not limited to:

•	our ability, in post-trial motions and/or appeal of the verdict, to reduce the amount of the $70 million jury award in connection with our litigation with CardiAQ;
•	our ability to continue as a going concern;
•	our regulatory and clinical strategies will continue to be successful;
•	our current positive interactions with regulatory agencies will continue;
•	recruitment to clinical trials and studies will continue;
•	the time required to enroll, analyze and report the results of our clinical studies will be consistent with projected timelines;
•	current and future clinical trials and studies will generate the supporting clinical data necessary to achieve approval of marketing authorization applications;
•	the regulatory requirements for approval of marketing authorization applications will be maintained;
•	our current good relationships with our suppliers and service providers will be maintained;
•	our estimates of market size and reports reviewed by us are accurate;
•	our efforts to develop markets and generate revenue from the Reducer will be successful;
•	genericisation of markets for the Tiara and the Reducer will develop; and
•	capital will be available on terms that are favorable to us.

By their very nature, forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause our actual results, events or developments, or industry results, to be materially different from any future results, events or developments expressed or implied by such forward-looking statements or information. In evaluating these statements, prospective purchasers should specifically consider various factors, including the risks outlined in the “Risk Factors” section of our Annual Information Form, which is available on SEDAR at www.sedar.com and in our Annual Report on Form 40-F, which is available on the website of the U.S. Securities and Exchange Commission at www.sec.gov and the additional risks relating to the litigation with CardiAQ (see “Contractual Obligations and Contingencies” herein). These factors should be considered carefully, and readers should not place undue reliance on the Company's forward-looking statements. Should one or more of these risks or uncertainties or a risk that is not currently known to us materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this MD&A and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. Investors are cautioned that forward-looking statements are not guarantees of future performance and investors are cautioned not to put undue reliance on forward-looking statements due to their inherent uncertainty.

Date: August 9, 2016

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OVERVIEW

Description of the Business

Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace.  Its products include the Tiara technology in development for the transcatheter treatment of mitral valve disease and the Reducer for the treatment of refractory angina.

Neovasc’s business operations started in March 2002, with the acquisition of Neovasc Medical Inc. (“NMI”) (formerly PM Devices Inc.). NMI manufactured a line of collagen based surgical patch products. The products are made from chemically treated pericardial tissue. In 2012, the Company sold the rights to the surgical patch products to LeMaitre Vascular, Inc. (“LeMaitre”), but retained rights to the underlying tissue technology for all other uses.

In May 2003, Neovasc acquired Angiometrx Inc. (“ANG”). ANG developed a technology called the Metricath, a catheter-based device that allowed clinicians to measure artery and stent size and confirm deployment during interventional treatment of coronary and peripheral artery disease. In 2009, Neovasc ceased all activities related to Metricath and on January 1, 2015 ANG was amalgamated into NMI.

In July 2008, Neovasc acquired two pre-commercial vascular device companies based in Israel: Neovasc Medical Ltd. (“NML”) and B-Balloon Ltd. (“BBL”). NML developed and owned intellectual property related to the Reducer, a novel catheter-based treatment for refractory angina, a debilitating condition resulting from inadequate blood flow to the heart muscle. In 2009, Neovasc ceased all activities related to BBL’s technologies and is in the process of voluntarily liquidating BBL.

In late 2009, Neovasc started initial activities to develop novel technologies for the catheter-based treatment of mitral valve disease. Based on the positive results of these activities, the Company launched a program to develop the Tiara transcatheter mitral valve.

Product Portfolio

Tiara

In the second quarter of 2011, the Company formally initiated a new project to develop the Tiara, a product for treating mitral valve disease. The Tiara is in preclinical / early clinical stage development to provide a minimally invasive transcatheter device for the millions of patients who experience mitral regurgitation as a result of mitral heart valve disease (in 2014 it was estimated that mitral regurgitation affects approximately 4.1 million people in the United States and the European Union). Mitral regurgitation is often severe and can lead to heart failure and death. Unmet medical need in these patients is high. Currently, a significant percentage of patients with severe mitral regurgitation are not good candidates for conventional surgical repair or replacement due to frailty or comorbidities. There are approximately 1.7 million patients suffering from significant mitral regurgitation in the United States. Currently there is no transcatheter mitral valve replacement device approved for use in any market.

Clinical experience to date has been with the 35mm Tiara valve and 40mm Tiara valve. The 45mm Tiara valve is still under development. Additional sizes allow Neovasc to expand treatment to a broader population of patients.

To date, nineteen patients have been implanted with the Tiara in early feasibility and compassionate use cases and Neovasc believes that early results have been encouraging with one patient now reaching 2.5 years post implant. The Tiara has been successfully implanted in both functional and degenerative mitral regurgitation patients, as well as patients with pre-existing prosthetic aortic valves and mitral surgical rings.

The results from these early feasibility and compassionate use cases have been instrumental in helping to demonstrate the potential of the Tiara as well as refining the implantation procedure, patient selection criteria and the device itself. Careful patient selection continues to be critical as the Company and clinical community continue to learn more about treating this population of very sick patients.

While many challenges remain prior to achieving commercial production (including, but not limited to, positive clinical trial and study results and obtaining regulatory approval from the relevant authorities), the Company believes the Tiara is being widely recognized as one of the leading devices exploring this new treatment option for patients who are unable or unsuited to receive an open heart surgical valve replacement or repair. There are several other transcatheter mitral valve replacement devices in development by third parties; some of which have been implanted in early feasibility type studies with varying results.

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Neovasc believes that there are several unique attributes of the Tiara that may provide advantages over other approaches to mitral valve replacement. There is no certainty that the Tiara will successfully proceed through clinical testing and ultimately receive regulatory approval to treat these patients, nor is it possible to determine at this time if any of the other development stage devices will succeed in obtaining regulatory approval.

The Tiara valve is made up of two major components: the leaflets and skirt, which are made from the Company’s Peripatch tissue, and the nitinol frame (to which the leaflets and skirt are attached), which is manufactured by a well-established specialty manufacturer in the medical device industry. If this supplier were unable to provide the nitinol frame in the future, it would seriously impact the further development of the Tiara. The Tiara delivery system is manufactured in-house by the Company using components that are readily available.

Regulatory Status

The Tiara is an early-stage development product without regulatory approvals in any country. The Company intends to continue to fund development of the product as cash flow allows and anticipates applying for CE Mark approval in Europe in the next one to two years. As at June 30, 2016 the Company has spent approximately $31.9 million developing the product and anticipates that it may require an additional $25-30 million as it moves forward to achieve CE Mark. There is no assurance that European regulatory approval will be granted in the time frame anticipated by management, or granted at any time in the future. There is no expectation that this product will be revenue-generating in the near term, although management believes that the product is addressing an important unmet clinical need and that the demand for the product is high.

On October 9, 2014 Neovasc announced that it has received conditional investigational device exemption approval from the U.S. Food and Drug Administration (“FDA”) to initiate the U.S. arm of its TIARA-I study for the Tiara. The TIARA-I study is a multinational, multicenter early feasibility study being conducted to assess the safety and performance of the Tiara mitral valve system and implantation procedure in high-risk surgical patients suffering from severe mitral regurgitation. This FDA conditional approval allows clinical investigators to begin enrolling patients at participating U.S. medical centers once local hospital and related approvals are in place. This is an important step towards the Tiara becoming one of the first transcatheter mitral valve replacement devices available for treating U.S. patients. The TIARA-I study will enroll up to 30 patients globally and is being overseen by a multidisciplinary committee of internationally recognized physicians. The Tiara has also been implanted under compassionate use approvals in Canada and Europe.

Reducer

The Reducer is a treatment for patients with refractory angina, a painful and debilitating condition that occurs when the coronary arteries deliver an inadequate supply of blood to the heart muscle, despite treatment with standard revascularization or cardiac drug therapies. It affects approximately 620,000 individuals in the United States who are not eligible for conventional treatments and typically lead severely restricted lives as a result of their disabling symptoms, and its incidence is growing. The Reducer provides relief of angina symptoms by altering blood flow in the heart’s venous system, thereby increasing the perfusion of oxygenated blood to ischemic areas of the heart muscle.

The pain associated with refractory angina can make it difficult for patients to engage in routine activities, such as walking or climbing stairs. Using a catheter-based procedure, the Reducer is implanted in the coronary sinus, the major blood vessel that sends de-oxygenated blood from the heart muscle back to the right atrium of the heart. Pilot clinical studies demonstrate that the Reducer provides significant relief of chest pain in refractory angina patients. There are thousands of refractory angina patients in the United States who are potential candidates for the Reducer, either because they cannot be revascularized or because they are otherwise poorly managed using conventional medical therapies. These patients represent a substantial market opportunity for the Reducer product. If physicians adopt the Reducer for use in these refractory patients, it is expected that there will be a natural spillover into the broader recurrent angina market, which represents a substantially larger patient population.

The Reducer is targeting a currently untreatable patient population. A refractory patient by definition is resistant to other therapies. A patient who has refractory angina is not a surgical candidate, cannot benefit from existing interventional cardiology therapies and is not receiving adequate relief from available drug regimens to manage their chest pain. As such there are currently no direct competitors to the Reducer as the patient will have exhausted all other treatment options before the Reducer is considered. Once the Reducer is established as a standard of care for the refractory angina patient, Neovasc believes that the Reducer may also be considered for use in the larger population of recurrent angina patients (patients who are receiving repeat treatments for angina pain) and thus increase its market potential.

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The Company has completed Coronary Sinus Reducer for Treatment of Refractory Angina clinical trial (“COSIRA”) to assess the efficacy of the Reducer device. The COSIRA trial’s primary endpoint was a two-class improvement six months after implantation in patients’ ratings on the Canadian Cardiovascular Society (“CCS”) angina grading scale, a four-class functional classification that is widely used to characterize the severity of angina symptoms and disability. Only patients with severe angina, CCS Class 3 or 4, were enrolled in the COSIRA trial. The COSIRA trial analysis showed that the study met the primary endpoint, with patients receiving the Reducer achieving a statistically significant improvement in CCS scores (two classes or better) compared to patients receiving a sham control (18 of 52 (34.6%) of the Reducer patients improved ≥ 2 CCS classes compared to 8 of 52 (15.4%) of the control patients (p-value = 0.024)). The analysis also showed that patients treated with the Reducer showed a statistically significant improvement of one or more CCS classes compared to the sham control patients (37 of 52 (71.2%) of the Reducer patients showed this improvement compared to 22 of 52 (42.3%) of the control patients (p-value = 0.003)). The COSIRA trial results were published in the New England Journal of Medicine in February 2015.

The Reducer is an hourglass-shaped, balloon-expandable, stainless steel, bare metal device, which is implanted in the coronary sinus, creating a restriction in venous outflow from the myocardium (the muscular layer of the heart wall). It is implanted using conventional percutaneous, or needle puncture, techniques. The Reducer is provided sterile and pre-loaded on a balloon catheter system. The system is 9 French sheath compatible and operates over a .035 inch guide wire. The implantation procedure is quick and requires minimal training. Once guide wire access to the coronary sinus is achieved, implantation typically takes less than 20 minutes.

Following implantation, the Reducer is incorporated into the endothelial tissue and creates a permanent (but reversible) narrowing in the coronary sinus. The coronary sinus is narrowed from a typical diameter of 10-12mm to approximately 3mm at the site of implantation. This narrowing slightly elevates the venous outflow pressure, which restores a more normal ratio of epicardial to endocardial blood flow between the outer and inner layers of the ischemic areas of the heart muscle. This results in improved perfusion of the endocardium, which helps relieve ischemia and chest pain. The physiological mechanism behind this effect is well documented in medical literature.

The clinical utility of this approach was demonstrated by a number of analogous approaches used in the past that achieved positive clinical outcomes for angina patients by constricting or intermittently blocking the coronary sinus to improve perfusion to the heart muscle. However, these therapies required the use of highly invasive surgery, or leaving a catheter in the heart for a prolonged period, making them impractical or clinically unacceptable for use in modern medical practice. The Reducer was developed to deliver this therapy in a safe, simple and effective manner via a minimally invasive catheter that is consistent with contemporary medical practice.

The Reducer has demonstrated excellent results in multiple animal studies and in a clinical trial of fifteen patients suffering from chronic refractory angina who were followed for three years after implantation. The six-month results from this clinical trial were published in the Journal of the American College of Cardiology and three-year follow-up data was presented at the annual scientific meeting of the American College of Cardiology in March 2010. In this clinical trial, implantation of the Reducer resulted in significant clinical improvements in stress test and perfusion measurements, as well as in overall quality of life in the majority of the patients. These improvements were maintained for the three years of the study. During this period, the Reducer appeared safe and well tolerated in these patients. More recently, the Company completed the COSIRA trial - a multi-center, double blinded sham controlled study intended to assess the safety and efficacy of the Reducer in a rigorous, controlled manner. The results of COSIRA trial were positive and are discussed in more detail below.

Following this positive data from the COSIRA trial, the Company initiated a pilot launch of the Reducer in select European markets in early 2015. The Company has signed distribution agreements in a number of European countries as well as Saudi Arabia and has initial sales into these countries. Based on the initial results from the targeted launch, Neovasc is presently developing an expanded sales plan and strategy for 2016 and beyond. It is anticipated that sales of the product in the United States would follow obtaining U.S. regulatory approval, if such approval is granted, as described further below.

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Regulatory Status

The Reducer is approved for sale in Europe, having received CE Mark designation in November 2011. In preparation for product launch, Neovasc has completed development of the commercial-generation Reducer and the product is currently being transferred to commercial scale manufacture. The Company has completed the COSIRA trial that is expected to provide data to support broad commercialization of the Reducer product. The COSIRA trial is a double-blinded, randomized, sham controlled, multi-center trial of 104 patients at eleven clinical investigation sites. The study completed enrollment in early 2013 and on November 6, 2013, the Company reported topline results for its COSIRA trial assessing the efficacy and safety of the Reducer. In February 2015, the COSIRA trial results were published in the New England Journal of Medicine. As discussed above, the data shows that the Reducer achieved its primary endpoint, significantly improving the symptoms and functioning of patients disabled by previously untreatable refractory angina. The COSIRA trial also confirmed that the Reducer is safe and well tolerated. The safety and efficacy data from the randomized, controlled COSIRA trial is consistent with results seen in previous non-randomized pilot studies of the Reducer. Placement of the Reducer is performed using a minimally-invasive transvenous procedure that is similar to implanting a coronary stent and takes approximately 20 minutes. Neovasc has begun discussions with the FDA on the development of a randomized investigational device exemption trial in the United States. The Company is currently evaluating the timing for starting this trial. U.S. marketing approval is expected about two to four years after the clinical trial begins. There is no assurance that U.S. regulatory approval will be granted in the time frame anticipated by management, or granted at any time in the future. The cost of the U.S. clinical trial is expected to be $15-20 million.

Tissue Products

Neovasc produces Peripatch, an advanced biological tissue product that is manufactured from pericardium, which is the protective sac that surrounds the heart of an animal. Neovasc uses its proprietary processes to convert raw pericardial tissue from animal sources into sheets of implantable tissue that can be incorporated into third-party medical devices (for example, for use as the material for artificial heart valve leaflets). Peripatch tissue retains the mechanical characteristics of natural tissue and is readily incorporated into the body without rejection. Peripatch tissue was originally developed to fabricate artificial heart valves and has a 25-year history of successful implantation for heart valve and other surgical applications. Peripatch tissue can be manufactured to meet the mechanical and biological characteristics required for a wide variety of applications, such as heart valve leaflets.

The product line includes Peripatch surgical patches, which are rectangular patches made from bovine tissue, applied as internal bandages to repair weak or damaged organs or vessels. On October 31, 2012, Neovasc amended its agreement with LeMaitre allowing LeMaitre to exercise its option to purchase certain specific rights to Neovasc’s biological vascular surgical patch technology on an accelerated basis. Under the terms of the amendment, LeMaitre is permitted to use the Peripatch technology for the sole purpose of manufacturing surgical patches that it markets as its XenoSure™ surgical patch product line. Neovasc ceased manufacturing surgical patches for LeMaitre in the second quarter of 2015.

The Company also provides a range of custom Peripatch products to industry customers for incorporation into their own products, such as transcatheter heart valves and other specialty cardiovascular devices. These include Peripatch tissue fabricated from bovine and porcine sources and offered in a wide variety of shapes and sizes. Neovasc works closely with its industry customers to develop and supply tissue to meet their specific needs, such as for transcatheter heart valve leaflets. This often includes providing tissue in custom shapes or molded to three dimensional configurations. The Company also provides product development and specialized manufacturing services related to Peripatch tissue-based products such as transcatheter heart valves. The Company actively consults with a range of heart valve programs in order to refine their products and provide tissue to meet their needs and also provides transcatheter valve prototyping, pilot manufacture and commercial manufacture services to a range of customers.

Although the generic method of processing tissue in a way similar to the Peripatch is widely used, the Company’s competitive position stems from its own proprietary process that is supported by a 25-year implant history for use as a surgical heart valve. A company that establishes its own process will have to go through a significant and costly series of studies to prove that their process produces tissue that is suitable as a medical device. The Peripatch product has already met these requirements and has already been validated through many years of successful use in multiple applications. Neovasc’s customers make the decision to use the Company’s tissue rather than take on the demanding and lengthy process of developing their own tissue processing operation. As stated elsewhere herein, Neovasc is not aware of any other company in the world that both provides such tissue and partners with customers to provide specialized heart valve development and manufacturing services.

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The basic Peripatch technology was established over 25 years ago by a third party that was a predecessor company to NMI, when the material was used to fashion the leaflets and other components in surgical heart valves. Neovasc’s processing of the material is a trade secret and proprietary to the Company. However, the use of the product in transcatheter minimally invasive heart valves and other medical devices such as artificial hearts are new uses for the technology. Appropriate testing is conducted to ensure the appropriateness and durability of the tissue for a new application before the medical device can be approved for use, and there is some additional risk when applying the technology to a new product or when amending to, or adding to, the fixation process to meet a new demand, such as for three dimensional shape setting of the tissue.

The supply of Peripatch products and the associated product development, consulting and specialized manufacturing services related to Peripatch tissue-based products represents 95% of the Company’s current revenues.

Regulatory Status

While the Company does not maintain stand-alone marketing approval for its tissue products, a number of third-party products which incorporate Peripatch tissue are approved for sale (i.e. such products have obtained regulatory approval, such as a CE Mark or Canadian medical device license) or have pending approvals in various markets. There is no assurance that further regulatory approvals for third-party products will be obtained.

Additional Products and Third-Party Sales

Neovasc provides consulting and original equipment manufacturing services to other medical device companies when these services fall within the scope of the Company’s expertise and capabilities. These activities are substantially focused on providing specialized development and manufacturing services for industry customers who incorporate the Company’s Peripatch tissue into their vascular device products such as heart valves. The goal of these activities is to drive near-term revenues as well as support development of a long-term revenue stream through the ongoing provision of tissue and manufacturing services to customers with commercially successful devices that incorporate Neovasc tissue. Revenue earned from various contract agreements varies throughout the year depending on customer needs.

Product Development

Product development at the Company is currently focused on completing commercialization of the Reducer as well as clinical stage and pre-commercialization development work on the Tiara. The Company may also investigate other potential new internal or external projects that leverage the Company’s existing technologies, infrastructure and expertise.

Trends, Risks and Uncertainties

The Company has incurred operating and comprehensive losses of $83,692,460 and $83,069,254 for the three months ended June 30, 2016 respectively (three months ended June 30, 2015: $6,752,338 and $5,295,022) and operating and comprehensive losses of $94,573,598 and $90,655,956 for the six months ended June 30, 2016 respectively (six months ended June 30, 2015: $11,713,712 and $12,972,076) and has a deficit of $209,862,311 as at June 30, 2016 compared to a deficit of $115,288,713 as at December 31, 2015. As at June 30, 2016 the Company had $36,277,793 in cash and cash equivalents (as at December 31, 2015: $55,026,171).

On May 19, 2016, following a trial in Boston, Massachusetts, a jury awarded $70 million on certain trade secret claims made by CardiAQ. The Company has fully provided for this contingent liability as at June 30, 2016. Unless the Company is successful in post-trial motions and/or an appeal of the verdict, or otherwise is successful in reducing the amount of the $70 million award, the Company will require significant additional financing in order to pay the damages and to continue to operate its business. There can be no assurance that the Company will be successful in its post-trial motions and/or appeal of the verdict or that such financing will be available on favorable terms, or at all.

The Company intends to continue to vigorously defend itself in the litigation with CardiAQ and so the outcome of these matters, including whether the Company will be required to pay some or all of the jury award of $70 million, is not currently determinable. Litigation is inherently uncertain. Therefore, until these matters have been resolved to their ultimate conclusion by the appropriate courts, the Company cannot give any assurances as to the outcome. If the Company is unsuccessful in its defense of these claims, including any appeal of the verdict in the Massachusetts litigation with CardiAQ, or is unable to settle the claims in a manner satisfactory to the Company, it may be faced with significant monetary damages that could exceed its resources, the loss of intellectual property rights and damage to its competitive position, which creates material uncertainty and casts substantial doubt about the Company’s ability to continue as a going concern (see “Contractual Obligations and Contingencies” herein for a discussion of the CardiAQ litigation and other litigation).

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In addition to these litigation matters, the Company may need to raise additional capital prior to the successful commercialization of its products. There is no certainty that the Company’s programs will be successfully commercialized or that any required funds will be available to the Company at the time needed or on terms acceptable to the Company.

Neovasc has a limited operating history, which makes it difficult to predict how its business will develop or what its future operating results will be. The Company has a history of operating losses since its inception and will need to generate significantly greater revenues than it has to date to achieve and maintain profitability. There is no certainty of future profitability, and results of operations in future periods cannot be predicted based on results of operations in past periods. The securities of the Company should be considered a highly speculative investment.

Neovasc is subject to risks and uncertainties associated with operating in the life sciences industry and as a company engaged in significant development, regulatory, production and commercialization activity. Neovasc cannot anticipate or prevent all of the potential risks to its success, nor predict the impact of any such risk.

Operating risks include but are not limited to: risks related to the Company’s litigation with CardiAQ, which creates material uncertainty and casts substantial doubt on the Company’s ability to continue as a going concern; the conduct or possible outcomes of any actual or threatened legal proceedings, which are inherently uncertain and which could divert our resources and result in the payment of significant damages and other remedies; the continued availability of capital to finance the Company’s activities; the clinical success of the Tiara; market acceptance of the Company’s technologies and products; litigation risk associated with the Company’s intellectual property and the Company’s defense and protection thereof; the Company’s ability to obtain and enforce timely patent protection of its technologies and products; the Company’s ability to develop, manufacture and commercialize its products cost-effectively and according to the regulatory standards of numerous governments; the competitive environment and impact of technological change and/or product obsolescence; the Company’s ability to conduct and complete successful clinical trials; the Company’s ability to garner regulatory approvals for its products in a timely fashion; the Company’s ability to attract and retain key personnel, effectively manage growth and smoothly integrate newly acquired businesses or technologies; limitations on third-party reimbursement; instances of product or third-party liability; dependence on a single supplier for some products; animal disease or other factors affecting the quality and availability of raw materials; conflicts of interest among the Company’s directors, officers, promoters and members of management; fluctuations in the values of relative foreign currencies; volatility of the Company’s share price; fluctuations in quarterly financial results; unanticipated expenses; changes in business strategy; impact of any negative publicity; general political and economic conditions; and acts of god and other unforeseeable events, natural or human-caused.

These risk factors and others are described in greater detail in the Company’s Annual Information Form, which is available on SEDAR at www.sedar.com and in the Company’s Annual Report on Form 40-F, which is available on the website of the U.S. Securities and Exchange Commission at www.sec.gov (see “Cautionary Note Regarding Forward-Looking Statements” herein).

Foreign Operations

The majority of the Company’s revenues are derived from product sales in the United States and Europe, primarily denominated in U.S. dollars and European euros, while the majority of the Company’s costs are denominated in Canadian dollars. The Company expects that foreign currency denominated international sales will continue to account for the majority of its revenues. Consequently, a decrease in the value of a relevant foreign currency in relation to the Canadian dollar will have an adverse effect on the Company’s results of operations, with lower than expected revenue amounts and gross margins being reported in the Company’s Canadian dollar financial statements. In addition, any decrease in the value of the U.S. dollar or European euro occurring in between the time a sale is consummated and the time payment is received by Neovasc will lead to a foreign exchange loss being recognized on the foreign-currency denominated trade account receivable. The fluctuation of foreign exchange may impose an adverse effect on the Company’s results of operations and cash flows in the future. Additionally, Neovasc may be materially and adversely affected by increases in duty rates, exchange or price controls, repatriation restrictions, or other restrictions on foreign currencies. The Company’s international operations are subject to certain other risks common to international operations, including, without limitation: government regulations; import restrictions and, in certain jurisdictions, reduced protection for the Company’s intellectual property rights.

Foreign currency translation gains and losses arising from normal business operations are credited to or charged to operations in the period incurred. To date, Neovasc has not entered into any foreign exchange forward contracts.

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Selected Financial Information

The following discussion should be read in conjunction with the unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2016 and 2015.

DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

Results for the three months ended June 30, 2016 and 2015 follow:

Losses

The operating losses and comprehensive losses for the three months ended June 30, 2016 were $83,692,460 and $83,064,254, respectively, or $1.25 basic and diluted loss per share, as compared with losses of $6,752,338 and $5,295,022, or $0.10 basic and diluted loss per share for the same period in 2015. The $76,940,122 increase in the operating loss incurred for the three months ended June 30, 2016 compared to the same period in 2015 consists of a $70 million contingent liability related to the jury award against the Company in its litigation with CardiAQ, a $792,806 reduction in gross margin, a $3,892,082 increase in general and administrative expenses (of which $4,017,810 relates to an increase in litigation expenses), a $1,424,740 increase in product development and clinical trial expenses, and a $553,645 increase in foreign exchange losses. The contingent liability for the three months ended June 30, 2016 represent a loss of $1.05 basic and diluted loss per share compared to a loss of $nil basic and diluted loss per share for the same period in 2015. Litigation expenses for the three months ended June 30, 2016 represent a loss of $0.09 basic and diluted loss per share compared to a loss of $0.03 basic and diluted loss per share for the same period in 2015. To date, the Company has incurred significant costs in defending itself in lawsuits filed by CardiAQ. Total litigation expenses since the initial claims were filed in June 2014 are approximately $17.7 million and the Company expects that it may require an additional $5.0 million to cover additional litigation expenses up to and including appellate court, if applicable (see “Contractual Obligations and Contingencies” herein).

Revenues

Revenues for the three months ended June 30, 2016 were $1,710,932 compared to revenues of $2,972,382 for the same period in 2015, representing a decrease of 42%. The Company is focusing its business away from its traditional revenue streams towards development and commercialization of its own products, the Reducer and the Tiara. The Company started its sales of the Reducer in the first quarter of 2015 as it initiated its focused commercialization of the product in Europe. The Company ceased its production of surgical patches for LeMaitre (product sales) in the second quarter of 2015.

Sales of the Reducer for the three months ended June 30, 2016 were $246,122, compared to $134,607 for the same period in 2015, representing an increase of 83%. The Reducer has seen steady quarter over quarter revenue growth since in launch in the first quarter of 2015. The success of the commercialization of the Reducer will be dependent on the amount of internal resources allocated to the product, obtaining appropriate reimbursement codes in various territories and correctly managing the referrals process.

Product sales for the three months ended June 30, 2016 were $nil, compared to $120,097 for the same period in 2015. Product sales are solely comprised of sales of surgical patches to LeMaitre. Neovasc ceased manufacturing surgical patches in June 2015.

Contract manufacturing revenues for the three months ended June 30, 2016 were $240,837, compared to $972,216 for the same period in 2015, representing a decrease of 75%. The decrease in revenue for the three months ended June 30, 2016 compared to the same period in 2015 is primarily due to temporary delay in shipping to a single customer that resulted in an increase in inventory during the period. The delay in shipping has been resolved and the Company believes it will clear the backlog and return sales to more appropriate levels in the third quarter and beyond. Such a delay highlights the risk associated with the concentration of revenue into fewer larger accounts but the Company still anticipates that contract manufacturing will continue to grow in the long term.

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Revenues from consulting services for the three months ended June 30, 2016 were $1,223,973, compared to $1,700,464 for the same period in 2015, representing a decrease of 28%. The Company anticipates that its consulting services revenue will decline in the long term as its consulting customers continue to transition to becoming contract manufacturing customers or cease being customers as they move manufacturing in house. To highlight this trend, the Company reports that a contract with a customer representing approximately 5% of year to date revenue is in the process of being wound up and will terminate at the end of 2016.

Where possible, the Company updates its charge out rates and product prices on an annual basis to maintain its margins and reflect increases in the cost of goods sold. Some customer contracts include a mechanism to calculate the price increase or to limit the maximum increase allowable each year.

Cost of Goods Sold

The cost of goods sold for the three months ended June 30, 2016 was $1,391,708, compared to $1,815,354 for the same period in 2015. The overall gross margin for the three months ended June 30, 2016 was 19%, compared to 38% gross margin for the same period in 2015. The decrease in the margins can be attributed to a significant decrease in throughput during the quarter as sales to a single large customer were stalled. The Company has seen its consulting services revenue margins decline as its ability to charge higher fees for these services has decreased as the transcatheter aortic valve market has matured. In addition, the Company is experiencing higher cost of goods sold as it has implemented a rigorous commercial stage quality system required to meet the expectations of its more advanced customers. These increases are not productive improvements and result in an overall downward trend in margins.

Expenses

Total expenses for the three months ended June 30, 2016 were $13,313,333, compared to $7,940,815 for the same period in 2015, representing an increase of $5,372,518 or 68%. The increase in total expenses for the three months ended June 30, 2016 compared to the same period in 2015 reflects a $55,696 increase in sales and marketing expenses as the Company expands its commercialization activities of the Reducer in Europe, a $3,892,082 increase in general and administrative expenses (of which $4,017,810 relates to an increase in litigation expenses) and a $1,424,740 increase in product development and clinical trial expenses to advance the Tiara and the Reducer development programs.

Selling expenses for the three months ended June 30, 2016 were $181,174, compared to $125,478 for the same period in 2015, representing an increase of $55,696, or 44%. The increase in selling expenses for the three months ended June 30, 2016 compared to the same period in 2015 reflects an increase in costs incurred for commercialization activities related to the Reducer. The Company expects to continue to increase its selling expenses in 2016 as it continues its commercialization of the Reducer in select countries in Europe.

General and administrative expenses for the three months ended June 30, 2016 were $7,427,124, compared to $3,535,042 for the same period in 2015, representing an increase of $3,892,082 or 110%. The increase in general and administrative expenses for the three months ended June 30, 2016 compared to the same period in 2015 can be substantially explained by a $4,017,810 increase in litigation expenses and a decrease of $125,728 in all other expenses.

Product development and clinical trial expenses for the three months ended June 30, 2016 were $5,705,035, compared to $4,280,295 for the same period in 2015, representing an increase of $1,424,740, or 33%. The increase in product development and clinical trial expenses for the three months ended June 30, 2016 was due to a $295,159 increase in cash-based employee expenses as the Company hired additional staff to advance product development and a $1,501,447 increase in other expenses as the Company invested in its two major new product initiatives, offset by a $421,204 decrease in share-based payments.

The Company’s expenses are subject to inflation and cost increases. Salaries and wages have increased on average by 4% in the three months ended June 30, 2016 compared to the same period in 2015. The Company has not seen a material increase in the price of any of the components used in the manufacture of its products and services.

Other Loss

The other loss for the three months ended June 30, 2016 was $70,648,431, compared to other income of $76,447 for the same period in 2015. As at June 30, 2016 the Company has recognized a contingent liability of $70 million after a jury award on certain trade secret claims made by CardiAQ (see “Contractual Obligations and Contingencies” herein). In addition, during the three months ended June 30, 2016 the Company had an increase in foreign exchange losses of $553,645 and a decrease in interest income of $172,471 compared to the same period in 2015.

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Tax Expense

The tax expense for the three months ended June 30, 2016 was $49,920, compared to $nil for the same period in 2015. Neovasc (US) Inc. was established in 2015 to provide clinical trial services to Neovasc Medical Inc. The cross border intercompany charges from Neovasc (US) Inc. to Neovasc Medical Inc. created a taxable profit in Neovasc (US) Inc. and U.S. federal and state taxes were charged.

Results for the six months ended June 30, 2016 and 2015 follow:

Losses

The operating losses and comprehensive losses for the six months ended June 30, 2016 were $94,573,598 and $90,655,956 respectively, or $1.41 basic and diluted loss per share, as compared with losses of $11,713,712 and $12,972,076, or $0.18 basic and diluted loss per share for the same period in 2015. The $82,859,886 increase in the operating loss incurred for the six months ended June 30, 2016 compared to the same period in 2015 consists of a $70 million contingent liability related to the jury award against the Company in its litigation with CardiAQ, a $928,959 reduction in gross margin, a $7,393,101 increase in general and administrative expenses (of which $7,573,325 relates to an increase in litigation expenses), a $2,076,134 increase in product development and clinical trial expenses, and a $2,086,783 increase in foreign exchange losses. The contingent liability for the six months ended June 30, 2016 represent a loss of $1.05 basic and diluted loss per share compared to a loss of $nil basic and diluted loss per share for the same period in 2015. Litigation expenses for the six months ended June 30, 2016 represent a loss of $0.15 basic and diluted loss per share compared to a loss of $0.04 basic and diluted loss per share for the same period in 2015.

Revenues

Revenues for the six months ended June 30, 2016 were $3,717,674 compared to revenues of $5,232,207 for the same period in 2015, representing a decrease of 29%.

Sales of the Reducer for the six months ended June 30, 2016 were $459,887, compared to $175,005 for the same period in 2015, representing an increase of 163%. The Reducer has seen steady quarter over quarter revenue growth since in launch in the first quarter of 2015.

Product sales for the six months ended June 30, 2016 were $nil, compared to $343,508 for the same period in 2015. Product sales are solely comprised of sales of surgical patches to LeMaitre. Neovasc ceased manufacturing surgical patches in June 2015.

Contract manufacturing revenues for the six months ended June 30, 2016 were $847,620, compared to $1,535,778 for the same period in 2015, representing a decrease of 45%. The decrease in revenue for the six months ended June 30, 2016 compared to the same period in 2015 is primarily due to temporary delay in shipping to a single customer in the second quarter of 2016.

Revenues from consulting services for the six months ended June 30, 2016 were $2,410,167, compared to $3,177,916 for the same period in 2015, representing a decrease of 24%. The Company anticipates that its consulting services revenue will decline in the long term as its consulting customers continue to transition to becoming contract manufacturing customers or cease being customers as they move manufacturing in house.

Cost of Goods Sold

The cost of goods sold for the six months ended June 30, 2016 was $2,837,352, compared to $3,422,926 for the same period in 2015. The overall gross margin for the six months ended June 30, 2016 was 24%, compared to 35% gross margin for the same period in 2015. The decrease in the margins can be attributed to a significant decrease in throughput during the second quarter of 2016 as sales to a single large customer were stalled.

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Expenses

Total expenses for the six months ended June 30, 2016 were $23,388,372, compared to $13,822,416 for the same period in 2015, representing an increase of $9,565,956 or 69%. The increase in total expenses for the six months ended June 30, 2016 compared to the same period in 2015 reflects a $96,721 increase in sales and marketing expenses as the Company expands its commercialization activities of the Reducer in Europe, a $7,393,101 increase in general and administrative expenses (of which $7,573,325 relates to an increase in litigation expenses) and a $2,076,134 increase in product development and clinical trial expenses to advance the Tiara and the Reducer development programs.

Selling expenses for the six months ended June 30, 2016 were $346,021, compared to $249,300 for the same period in 2015, representing an increase of $96,721, or 39%. The increase in selling expenses for the six months ended June 30, 2016 compared to the same period in 2015 reflects an increase in costs incurred for commercialization activities related to the Reducer.

General and administrative expenses for the six months ended June 30, 2016 were $13,254,529, compared to $5,861,428 for the same period in 2015, representing an increase of $7,393,101, or 126%. The increase in general and administrative expenses for the six months ended June 30, 2016 compared to the same period in 2015 can be substantially explained by a $7,573,325 increase in litigation expenses and a decrease of $180,224 in all other expenses.

Product development and clinical trial expenses for the six months ended June 30, 2016 were $9,787,822, compared to $7,711,688 for the same period in 2015, representing an increase of $2,076,134, or 27%. The increase in product development and clinical trial expenses for the six months ended June 30, 2016 was due to a $674,270 increase in cash-based employee expenses as the Company hired additional staff to advance product development and a $2,853,232 increase in other expenses as the Company invested in its two major new product initiatives, offset by a $653,385 decrease in share-based payments.

Other Loss

The other loss for the six months ended June 30, 2016 was $71,967,454, compared to other income of $299,423 for the same period in 2015. As at June 30, 2016 the Company has recognized a contingent liability of $70 million after a jury award on certain trade secret claims made by CardiAQ (see “Contractual Obligations and Contingencies” herein). In addition, during the six months ended June 30, 2016 the Company had an increase in foreign exchange losses of $2,086,783 and a decrease in interest income of $182,632 compared to the same period in 2015.

Tax Expense

The tax expense for the six months ended June 30, 2016 was $98,094, compared to $nil for the same period in 2015.

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QUARTERLY INFORMATION

The following is a summary of selected unaudited financial information for the eight fiscal quarters to June 30, 2016:

	June 30, 2016	March 31, 2016	December 31, 2015	September 30, 2015
REVENUE
Reducer	$ 246,122	$ 213,765	$ 192,013	$ 159,394
Product sales	-	-	-	10,228
Contract manufacturing	240,837	606,783	963,864	737,336
Consulting services	1,223,973	1,186,194	1,068,169	1,566,729
	1,710,932	2,006,742	2,224,046	2,473,687

COST OF GOODS SOLD	1,391,708	1,445,644	1,942,140	1,573,068
GROSS PROFIT	319,224	561,098	281,906	900,619

EXPENSES
Selling expenses	181,174	164,847	292,456	113,913
General and administrative expenses	7,427,124	5,827,405	3,498,682	4,552,966
Product development and clinical trials expenses	5,705,035	4,082,787	4,560,955	4,908,752
	13,313,333	10,075,039	8,352,093	9,575,631

OPERATING LOSS	(12,994,109)	(9,513,941)	(8,070,187)	(8,675,012)

Other (expense)/income	(70,648,431)	(1,319,023)	853,930	1,041,842
Tax expense	(49,920)	(48,174)	(167,351)	-
LOSS FOR THE PERIOD	$ (83,692,460)	$ (10,881,138)	$ (7,383,608)	$ (7,633,170)

BASIC AND DILUTED LOSS PER SHARE	$ (1.25)	$ (0.16)	$ (0.11)	$ (0.11)

	June 30, 2015	March 31, 2015	December 31, 2014	September 30, 2014
REVENUE
Reducer	$ 134,607	$ 40,398	$ -	$ -
Product sales	120,097	223,411	261,972	432,949
Contract manufacturing	972,216	563,562	952,476	1,254,905
Consulting services	1,700,464	1,477,452	1,738,591	2,232,700
	2,927,384	2,304,823	2,953,039	3,920,554

COST OF GOODS SOLD	1,815,354	1,607,572	2,344,816	2,267,050
GROSS PROFIT	1,112,030	697,251	608,223	1,653,504

EXPENSES
Selling expenses	125,478	123,822	99,348	17,709
General and administrative expenses	3,535,042	2,326,386	2,815,008	2,677,892
Product development and clinical trials expenses	4,280,295	3,431,393	4,448,689	3,203,077
	7,940,815	5,881,601	7,363,045	5,898,678

OPERATING LOSS	(6,828,785)	(5,184,350)	(6,754,822)	(4,245,174)

Other income/(expense)	76,447	222,976	44,148	31,513
Tax expense	-	-	-	-
LOSS FOR THE PERIOD	$ (6,752,338)	$ (4,961,374)	$ (6,710,674)	$ (4,213,661)

BASIC AND DILUTED LOSS PER SHARE	$ (0.10)	$ (0.08)	$ (0.12)	$ (0.08)

Revenue has generally been decreasing from quarter-to-quarter over the last eight quarters. The Company anticipates its overall revenues to be focused on a smaller customer base in 2016. Neovasc ceased manufacturing all surgical patches in the second quarter of 2015. In the long term the Company expects its consulting services to decline. Neovasc expects its consulting service customers to transition to become contract manufacturing customers and the Company is not actively looking for new customers as available research and development staff and resources are being diverted to the Tiara development program. The Company anticipates that it will be able to replace and grow total revenue from the commercialization of the Reducer in the mid- to long-term.

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Selling expenses are expected to generally increase quarter-over-quarter as the Company initiates a focused commercialization of the Reducer in select countries in Europe. General and administrative expense reached a peak in the second quarter of 2016 mainly due to litigation expenses of $5,793,271. Product development and clinical trial activities have seen quarter over quarter increases and decreases depending on the activities conducted in that quarter to develop the Tiara and the Reducer and we expect these expenses to increase in the coming quarters and beyond.

USE OF PROCEEDS

On March 26, 2014, the Company closed a bought deal equity financing underwritten by Cormark Securities Inc., which placed 4,192,000 common shares of Neovasc at a price of C$6.00 per common share, for gross cash proceeds to the Company of C$25,152,000.

The following table sets out a comparison of how the Company used the proceeds following the closing date against the intended use of proceeds from the bought deal, including an explanation of any variances and the impact of any variance on the ability of the Company to achieve its business objectives and milestones.

	Proposed Use of net Proceeds	actual Use of net Proceeds
	March 26, 2014 Bought Deal	Use of Proceeds	Remaining to be Spent
Tiara Development Costs	$12,114,900	$12,114,900	$-
Reducer Development Costs	$6,730,500	$5,109,253	$1,621,247
Additional Proceeds	$3,271,336	$3,271,336	$-
Total	$22,116,736	$20,495,489	$1,621,247

The actual proceeds net of share issuance costs from March 26, 2014 financing were $22,116,736. The additional proceeds were used for working capital items and to fund the expansion of our clean rooms and office space. The approximate expenditures from proceeds of the bought deal equity financing from March 26, 2014 to June 30, 2016 were $20,495,000, of which approximately $12,115,000 was spent on Tiara development costs, approximately $5,109,000 was spent on Reducer development costs and approximately $3,271,000 was spent on litigation expenses, working capital items and investment in property, plant and equipment funded from the additional proceeds.

On February 3, 2015, the Company closed an underwritten public offering, which placed 10,415,000 common shares of Neovasc from treasury at a price of $7.19 per common share for aggregate gross proceeds of approximately $74,883,850 to the Company. The February 2015 offering also included the sale of 1,660,000 Neovasc common shares on the same terms by certain directors, officers and employees of Neovasc. The Company did not receive any proceeds from the sale of the 1,660,000 Neovasc common shares.

The following table sets out a comparison of how the Company used the proceeds following the closing date against the intended use of proceeds from the public offering, including an explanation of any variances and the impact of any variance on the ability of the Company to achieve its business objectives and milestones.

	Proposed Use of net Proceeds	actual Use of net Proceeds
	February 3, 2015 Underwritten Public Offering	Use of Proceeds	Remaining to be Spent
Tiara Development Costs	$35,000,000	$12,858,187	$22,141,813
Reducer Development Costs	$10,000,000	-	$10,000,000
Additional Proceeds	$24,879,210	$22,364,477	$2,514,733
Total	$69,879,210	$35,222,664	$34,656,546

The actual proceeds net of share issuance costs from the February 3, 2015 financing to the Company were $69,879,210. From February 3, 2015 to June 30, 2016 the Company spent approximately $35,223,000 of the proceeds, of which approximately $12,858,000 was spent on Tiara development costs and approximately $22,365,000 was spent on litigation expenses, working capital items and investment in property, plant and equipment funded from the additional proceeds. We have incurred approximately $16.7 million expenses since the February 2015 financing in connection with the litigation with CardiAQ. Such expenses have exceeded the Company’s estimates at the time of the financing and account for the significant depletion of the additional proceeds generated in the financing. It is expected in coming quarters that we will fully deplete the additional proceeds from the February 2015 financing and that we will start using proceeds originally intended for development costs of the Tiara and the Reducer programs. The Company may be forced to limit the scope of its development programs or may require significant additional financing in order to pay for the proposed development programs and to continue to operate its business. There can be no assurance that such financing will be available on favorable terms, or at all.  A reduction in the scope of the development programs may cause a reduction in anticipated future revenues of the Company or in other ways harm the Company’s competitive position in the future. This may have a material adverse effect on the Company’s business. The Company may also have to pay all or part of the $70 million damages claim in connection with the litigation with CardiAQ from the proceeds of the February 2015 financing and there may be limited proceeds remaining to further the development programs. As such, there is a substantial doubt about the Company’s ability to continue as a going concern (see “Contractual Obligations and Contingencies” herein).

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DISCUSSION OF LIQUIDITY AND CAPITAL RESOURCES

Neovasc finances its operations and capital expenditures with cash generated from operations, lines of credit and equity financings. As at June 30, 2016 the Company had cash and cash equivalents of $36,277,793 compared to cash and cash equivalents of $55,026,171 as at December 31, 2015. The Company’s working capital, excluding the $70 million contingent liability in connection with the litigation with CardiAQ, is $34,494,085 as at June 30, 2016 compared to $54,274,867 as at December 31, 2015. Unless the Company is successful in post-trial motions and/or an appeal of the verdict, or otherwise is successful in reducing the amount of the $70 million award, the Company will require significant additional financing in order to pay the damages and to continue to operate its business. There can be no assurance that such financing will be available on favorable terms, or at all.

The Company intends to continue to vigorously defend itself in the litigation during the post-trial motion timetable as stipulated by the Court and so the outcome of these matters, including whether the Company will be required to pay some or all of the jury award of $70 million, is not currently determinable. Litigation is inherently uncertain. Therefore, until these matters have been resolved to their ultimate conclusion by the appropriate courts, the Company cannot give any assurances as to the outcome. If the Company is unsuccessful in its defense of these claims, including any appeal of the verdict in the Massachusetts litigation with CardiAQ, or is unable to settle the claims in a manner satisfactory to the Company, it may be faced with significant monetary damages that could exceed its resources, the loss of intellectual property rights and damage to its competitive position. These circumstances indicate the existence of material uncertainty and cast substantial doubt about the Company’s ability to continue as a going concern.

Results for the three months ended June 30, 2016 and 2015 follow:

Cash used in operating activities for the three months ended June 30, 2016 was $11,049,955, compared to $5,196,762 for the same period in 2015. Cash expenditures on litigation (litigation expenses less change in accounts payable related to litigation) were $4,494,560 and within accounts payable there was $2,965,629 of litigation expenses incurred but not paid for in connection with the litigation with CardiAQ that will be paid in the following quarter. Cash expenditures on research and development and clinical trials (expenses less share based payments and depreciation) were $5,225,895 as the Company furthered the development of the Tiara and the Reducer and cash expenditures on general and administrative expenses were $1,363,620. The increase in expenditures between the three months ended June 30, 2016 and the same period in 2015 can be explained by a $2,719,099 increase in expenditures in connection with the litigation with CardiAQ, a $1,796,606 increase in expenditures on research and development and clinical trials as we move forward with our development and clinical programs for the Tiara and the Reducer and a $849,597 reduction in contribution from gross margin as our revenue and margins declined.

For the three months ended June 30, 2016 net cash applied to investing activities was $225,951 compared to net cash applied to investing activities of $1,764,893 for the same period in 2015. The Company invested $225,951 in property, plant and equipment, compared to $872,230 for the same period in 2015. The major work on the clean rooms and facilities is substantially complete but the Company continues to invest capital to expand its clean room, chemical laboratory and manufacturing facilities and research and development capabilities. In the three months ended June 30, 2015, the Company increased investments by $892,663.

For the three months ended June 30, 2016 net cash provided by financing activities was $26,698 from the exercise of options, compared to $138,437 cash outflows for the same period in 2015. In the three months ended June 30, 2015, the Company paid off its long term debt in full.

Results for the six months ended June 30, 2016 and 2015 follow:

Cash used in operating activities for the six months ended June 30, 2016 was $21,953,667, compared to $8,655,096 for the same period in 2015. Cash expenditures on litigation (litigation expenses less change in accounts payable related to litigation) were $7,789,465 and within accounts payable there was $2,965,629 of litigation expenses incurred but not paid for in connection with the litigation with CardiAQ that will be paid in the following quarter. Cash expenditures on research and development and clinical trials (expenses less share based payments and depreciation) were $8,974,599 as the Company furthered the development of the Tiara and the Reducer, cash expenditures on general and administrative expenses were $2,930,445 and there was a $2,103,253 loss on foreign exchange. The increase in expenditures between the three months ended June 30, 2016 and the same period in 2015 can be explained by a $5,532,659 increase in expenditures in connection with the litigation with CardiAQ, and a $2,664,414 increase in expenditures on research and development and clinical trials as we move forward with our development and clinical programs for the Tiara and the Reducer, a $942,380 reduction in contribution from gross margin as our revenue and margins declined and a $2,086,783 increase in foreign exchange losses.

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For the six months ended June 30, 2016 net cash applied to investing activities was $531,536 compared to net cash received from investing activities of $1,868,702 for the same period in 2015. The Company invested $531,536 in property, plant and equipment, compared to $1,276,134 for the same period in 2015. The major work on the clean rooms and facilities started in 2015 is substantially complete. In the six months ended June 30, 2015, the Company received proceeds from maturing guaranteed investment certificates of $3,135,836.

For the six months ended June 30, 2016 net cash provided by financing activities was $75,192 from the exercise of options, compared to net cash provided by financing activities of $70,621,387 for the same period in 2015. In the six months ended June 30, 2015, the Company received net proceeds from an underwritten public offering of $69,879,210, received proceeds of $906,541 from the exercise of options and paid off its long term debt in full.

The majority of the revenue and expenses of the Company are incurred in the parent and in one of its subsidiaries, NMI, both of which are Canadian companies. There were no significant restrictions on the transfer of funds between these entities and during the three and six months ended June 30, 2016 and the Company had no complications in transferring funds to and from its subsidiaries in Israel and the United States.

Approximately 55% of the Company’s cash and cash equivalents as at June 30, 2016 were denominated in Canadian dollars. The Company is exposed to foreign currency fluctuations on $16,492,754 of its cash and cash equivalents held in U.S. dollars and European euros.

SUBSEQUENT EVENTS

On July 5, 2016, the Company received written notification (the “Notification Letter”) from The NASDAQ Stock Market LLC (“Nasdaq”) notifying the Company that it is not in compliance with the $1.00 minimum bid price requirement set forth in the Nasdaq Listing Rules. The Company has been provided 180 calendar days, or until January 3, 2017, to regain compliance with Nasdaq Listing Rules. In the event the Company does not regain compliance by January 3, 2017, the Company may be eligible for additional time to regain compliance.

The Company intends to monitor the closing bid price of its common shares between now and January 3, 2017 and intends to cure the deficiency within the prescribed grace period. During this time, the Company's common shares will continue to be listed and trade on the Nasdaq.

The Company's business operations are not affected by the receipt of the Notification Letter. The Company is also listed on the Toronto Stock Exchange and the Notification Letter does not affect the Company's compliance status with such listing.

OUTSTANDING SHARE DATA

As at August 9, 2016, the Company had 66,866,345 common voting shares issued and outstanding. Further, the following securities are convertible into common shares of the Company: 8,133,999 stock options with a weighted average price of C$3.96. The fully diluted share capital of the Company at August 9, 2016 is 75,000,344.

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CONTRACTUAL OBLIGATIONS AND CONTINGENCIES

Contingencies

On June 6, 2014, Neovasc was named in a lawsuit filed by CardiAQ in the U.S. District Court for the District of Massachusetts concerning intellectual property rights ownership, unfair trade practices and breach of contract relating to Neovasc’s transcatheter mitral valve technology, including the Tiara.

On May 19, 2016, following a trial in Boston, Massachusetts, a jury found in favor of CardiAQ, on CardiAQ's claims for relief for breach of contract, breach of the duty of honesty in contractual performance, and three of CardiAQ's six asserted trade secrets. The jury also issued advisory findings in favor of CardiAQ regarding its causes of action under Massachusetts Gen. Law. Ch. 93A and patent inventorship. The jury awarded $70 million on the trade secret claim for relief, and no damages on the contractual claims for relief. Interest may be due on any award granted by the Court. The determination of the interest due, if any, would be the subject of further motions in the Court after a judgment on the award has been entered. On April 25, 2016, the Court granted Neovasc’s motion for summary judgment on CardiAQ’s claim for fraud. On May 27, 2016, the Court granted Neovasc’s motion for judgment as a matter of law on the Massachusetts Gen. Law. Ch. 93A claim.

The Court will decide the patent inventorship claim, as well as post-trial motions, following briefing that is to be completed in August 2016 and following a hearing on these motions.  One of CardiAQ’s post-trial motions seeks an injunction to require the Company to cease Tiara operations for eighteen months. The timing of the final judgment is uncertain and at the Court’s discretion. The Company is currently pursuing post-trial motions and will, if appropriate, explore its options regarding the appellate process.

As at June 30, 2016 the Company had approximately $36.3 million in cash and cash equivalents. Unless the Company is successful in post-trial motions and/or an appeal of the verdict, or otherwise is successful in reducing the amount of the $70 million award, the Company will require significant additional financing in order to pay the damages and to continue to operate its business. There can be no assurance that such financing will be available on favorable terms, or at all.

In the cause of action relating to patent inventorship, CardiAQ claimed that two individuals should be added as inventors to a Neovasc patent. If the Court finds that these individuals should be added as inventors, and such a decision is upheld in subsequent proceedings, then it will materially impact the Company's competitive advantage, because CardiAQ will have the ability to practice, assign, and/or license the patent.

On June 23, 2014, CardiAQ also filed a complaint against Neovasc in Germany requesting that Neovasc assign its right to one of its European patent applications to CardiAQ. On July 7, 2014, the Company was made aware through a press release issued by CardiAQ of a stay in proceedings for Neovasc’s European patent application that is the subject of the German lawsuit. This stay of proceedings was granted without an opportunity for Neovasc to respond to CardiAQ’s allegations. The Company requested that the stay be lifted, but the request was denied by the European patent office pending resolution of the German lawsuit. Neovasc filed its response to the German lawsuit in December 2014. The court in Munich is expected to render its decision after a hearing which has been deferred by the court and is currently scheduled for December 14, 2016.

The Company intends to continue to vigorously defend itself in the litigation with CardiAQ and so the outcome of these matters, including whether the Company will be required to pay some or all of the jury award of $70 million, is not currently determinable. Litigation is inherently uncertain. Therefore, until these matters have been resolved to their ultimate conclusion by the appropriate courts, the Company cannot give any assurances as to the outcome. If the Company is unsuccessful in its defense of these claims, including any appeal of the verdict in the Massachusetts litigation with CardiAQ, or is unable to settle the claims in a manner satisfactory to the Company, it may be faced with significant monetary damages that could exceed its resources, the loss of intellectual property rights and damage to its competitive position. These circumstances indicate the existence of material uncertainty and cast substantial doubt about the Company’s ability to continue as a going concern.

In addition, the Company’s litigation with CardiAQ has been, and is expected to continue to be, costly and time-consuming and could divert the attention of management and key personnel from the Company’s business operations. If the Company is unsuccessful in its defense of these claims, including any appeal of the verdict in the Massachusetts litigation with CardiAQ, or is unable to settle the claims in a manner satisfactory to the Company, it may be faced with significant monetary damages that could exceed its resources, the loss of intellectual property rights and damage to its competitive position, which creates material uncertainty and casts substantial doubt about the Company’s ability to continue as a going concern.

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On June 6, 2016, an alleged purchaser of Neovasc common shares filed a lawsuit, on behalf of a putative class of purchasers of Neovasc securities, against Neovasc (as well as against Chief Executive Officer, Alexei Marko, and Chief Financial Officer, Christopher Clark) in the United States District Court for the District of Massachusetts concerning alleged violations of the United States securities laws. The case is styled as Sergio Grobler, individually and on behalf of all others similarly situated v. Neovasc Inc., Alexei Marko, and Christopher Clark, Case No. 1:16-cv-11038-RGS. The complaint filed in the lawsuit, which principally bases the plaintiff’s claims on the Company’s prior disclosures regarding the lawsuit filed by CardiAQ in the United States District Court for the District of Massachusetts, does not specify the amount of damages sought. Further, as of the present time, no class action has been certified by the court to proceed.

The Company and its officers intend to vigorously defend themselves in the litigation and so the outcome of this matter is not currently determinable. Litigation is inherently uncertain. Therefore, until this matter has been resolved to its ultimate conclusion by the appropriate court, the Company cannot give any assurances as to the outcome. In addition, the litigation is expected to be costly and time-consuming and could divert the attention of management and key personnel from the Company’s business operations. If the Company is unsuccessful in its defense of these claims, or is unable to settle the claims in a manner satisfactory to the Company, it may be faced with significant monetary damages that could exceed its resources, which would have a material adverse effect on the Company’s business.

Contractual obligations

The following table summarizes our contractual obligations as at June 30, 2016:

Payments due by Period
Contractual Obligations	Total	Less than 1 year	2-3 years	4-5 years
Operating leases	$ 610,336	$ 218,497	$ 264,618	$ 127,221

OFF BALANCE SHEET ARRANGEMENTS

The Company has no off balance sheet arrangements.

Related Party Transactions

There were no ongoing contractual commitments and transactions with related parties during the three months ended June 30, 2016 and 2015, other than those as described elsewhere herein and those compensation based payments disclosed in Note 17 of the unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2016 and 2015.

PROPOSED TRANSACTIONS

The Company is not party to any transaction requiring additional disclosure.

Critical Accounting Estimates and management judgment

The preparation of unaudited condensed interim consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the unaudited condensed interim consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Significant areas requiring the use of estimates relate to the determination of the net realizable value of inventory (obsolescence provisions), allowance for doubtful accounts receivable, impairment of non-financial assets, useful lives of depreciable assets and expected life, volatility and forfeiture rates for share-based payments.

19

Inventories

The Company estimates the net realizable values of inventories, taking into account the most reliable evidence available at each reporting date. The future realization of these inventories may be affected by future technology or other market-driven changes that may reduce future selling prices.

Allowance for doubtful accounts receivable

The Company provides for bad debts by setting aside accounts receivable past due more than 121 days. Actual collectability of customer balances can vary from the Company’s estimation.

Impairment of long-lived assets

In assessing impairment, the Company estimates the recoverable amount of each asset or cash generating unit based on expected future cash flows and uses an interest rate to discount them. Estimation uncertainty relates to assumptions about future operating results and the determination of a suitable discount rate.

Useful lives of depreciable assets

The Company reviews its estimate of the useful lives of depreciable assets at each reporting date, based on the expected utilization of the assets.

Share-based payment

The Company measures the cost of equity-settled transactions by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, volatility and forfeiture rates and making assumptions about them.

Determination of functional currency

The Company determines its functional currency based on the primary economic environment in which it operates. IAS 21 The Effects of Changes in Foreign Exchange Rates outlines a number of factors to apply in determining the functional currency, which is subject to significant judgment by management. Management uses a number of factors to determine the primary economic environment in which the Company operates; it is normally the one in which it primarily generates and expends cash. As the Company is still a development stage entity, it considers the currency in which it expends cash on its research and development activities to be a key element in this assessment.

Determination of presentation currency

The Company has elected to adopt the U.S. dollar as its presentation currency, effective from the annual statements of the Company for the year ended December 31, 2015, to better reflect its business and to improve comparability of its financial information with other publicly traded businesses in the life sciences industry. Prior period financial statements and all comparative financial information contained herein have been recast to reflect the Company’s results as if they had been historically presented in U.S. dollars.

Deferred tax assets

Deferred tax assets are recognized in respect of tax losses and other temporary differences to the extent probable that there will be taxable income available against which the losses can be utilized. Judgment is required to determine the amount of deferred tax assets that can be recognized based on estimates of future taxable income.

Contingent Liabilities

Contingent liabilities are assessed continually to determine whether an outflow of resources embodying economic benefits has become probable. If it becomes probable that an outflow of future economic benefits will be required for an item previously dealt with as a contingent liability, a contingent liability is recognized in the financial statements of the period in which the change in probability occurs.

Changes in Accounting Policies including Initial Adoption

During the three months ended June 30, 2016 there have been no changes in accounting policies. The Company has not adopted any new accounting policies during the three months ended June 30, 2016.

20

financial instruments

The Company’s financial instruments include its cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities. The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are considered a reasonable approximation of fair value due to their short term nature.

The Company’s cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities denominated in foreign currency may be subject to foreign exchange risk. The majority of the Company’s accounts receivable are denominated in U.S. dollars and European Euros. The majority of the Company’s accounts payable and accrues liabilities are denominated in U.S. dollars and Canadian dollars. Any change in the foreign exchange between these currencies and the Canadian dollar may result in a change in net income for the Company. Management has considered the stability of the foreign currencies and the impact a change in the exchange rate may have on future earnings. The Company does not hedge its foreign exchange risk.

The Company’s cash and cash equivalents, accounts receivable may be subject to credit risk. The Company’s accounts receivable are due from entities to which the Company sells products. The Company monitors its debtors’ payment history and performance. The Company does not require collateral from its customers as security for trade accounts receivable but may require certain customers to pay in advance of any work being performed or product being shipped. The Company’ cash and cash equivalents are held in banks that may become unstable or insolvent. The Company minimizes its risk to cash and cash equivalents by dealing with Canadian chartered banks.

Disclosure Controls and Internal controls over financial reporting

Disclosure controls and procedures (“DC&P”) are designed to provide reasonable assurance that all material information is gathered and reported to senior management, including the Company's Chief Executive Officer and Chief Financial Officer (the “Certifying Officers”), on a timely basis so that appropriate decisions can be made regarding public disclosure within the required time periods specified under applicable Canadian securities laws. The Certifying Officers are responsible for establishing and monitoring the Company's DC&P. The internal control over financial reporting (“ICFR”) is designed to provide reasonable assurance that such financial information is reliable and complete. The Certifying Officers are also responsible for establishing and maintaining adequate ICFR for the Company.

As at June 30, 2016, management of the Company, with the participation of the Certifying Officers, evaluated the effectiveness of the Company's DC&P and ICFR as required by Canadian securities laws. Based on that evaluation, the Certifying Officers have concluded that, as of the end of the period covered by this MD&A, the DC&P were effective to provide reasonable assurance that material information relating to the Company was made known to senior management by others and information required to be disclosed by the Company in its annual filings, interim filings (as such terms are defined under National Instrument 52-109 - Certification of Disclosure in Issuers' Annual and Interim Filings) or other reports filed or submitted by it under securities legislation were recorded, processed, summarized and reported within the time periods specified in securities legislation. The Certifying Officers have evaluated the effectiveness of the Company’s ICFR as at June 30, 2016 and have concluded that such ICFR is effective. The Certifying Officers have also concluded that, as of the end of the period covered by this MD&A, the ICFR provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. To design its ICFR, the Company used the 2013 Internal Control - Integrated Framework (COSO Framework) published by the Committee of Sponsoring Organizations of the Treadway Commission. Due to inherent limitations, ICFR reporting may not prevent or detect misstatements. In addition, projections of any evaluation relating to the effectiveness in future periods are subject to the risk that controls may become inadequate as a result of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate. Because the Company is an “emerging growth company” as defined in the U.S. Jumpstart Our Business Startups Act of 2012, the Company will not be required to comply with the auditor attestation requirements of the U.S. Sarbanes-Oxley Act of 2002 for as long as the Company remains an “emerging growth company”, which may be for as long as five years following its initial registration in the United States.

There have been no material changes in our DC&P and ICFR during the three months ended June 30, 2016, that have materially affected, or are reasonably likely to affect our internal control over financial reporting.

aDDITIONAL INFORMATION

Additional information about the Company, including the Company’s consolidated financial statements and Annual Information Form, are available on SEDAR at www.sedar.com and in the Company’s Annual Report on Form 40-F, which is available on the website of the U.S. Securities and Exchange Commission at www.sec.gov.

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Document 3

Form 52-109F2

Certification of Interim Filings

Full Certificate

I, Alexei Marko, Chief Executive Officer of Neovasc Inc., certify the following:

1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Neovasc Inc. (the “issuer”) for the interim period ended June 30, 2016.

2.	No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.	Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.	Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)	information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)	designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1	Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is the COSO framework.

5.2	ICFR - material weakness relating to design: N/A.

5.3	Limitation on scope of design: N/A.

6.	Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on April 1, 2016 and ended on June 30, 2016 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: August 9, 2016

(signed) Alexei Marko

_______________________

Alexei Marko

Chief Executive Officer

 Document 4

Form 52-109F2

Certification of Interim Filings

Full Certificate

I, Chris Clark, Chief Financial Officer of Neovasc Inc., certify the following:

1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Neovasc Inc. (the “issuer”) for the interim period ended June 30, 2016.

2.	No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.	Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.	Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)	information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)	designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1	Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is the COSO framework.

5.2	ICFR - material weakness relating to design: N/A.

5.3	Limitation on scope of design: N/A.

6.	Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on April 1, 2016 and ended on June 30, 2016 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: August 9, 2016

(signed) Chris Clark

_______________________

Chris Clark

Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Neovasc Inc.
(Registrant)

Date: August 9, 2016	By:	/s/ Chris Clark
		Name:	Chris Clark
		Title:	Chief Financial Officer